                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-80419

                             PROSPECTUS SUPPLEMENT

                            DATED JANUARY 31, 2000

                              TO PROSPECTUS DATED

                               AUGUST 4, 1999 OF

                              HOMESTORE.COM, INC.

   This Prospectus Supplement includes financial information derived from Homestore's quarterly report on Form 10-Q for the quarter ended September 30, 1999 and from Homestore's Form 8-K filed in connection with the Homefair acquisition, both of which were previously filed with the Securities and Exchange Commission. The Prospectus Supplement also includes summary results of operations for the three months and the year ended December 31, 1999. This Prospectus Supplement is a part of the Prospectus and must be timely delivered to any purchaser of the securities covered by the Prospectus.

                              FOLLOW-ON OFFERING

   On January 27, 2000 Homestore priced a public offering of 8.3 million shares of its common stock. Of these shares, approximately 4.07 million shares are being offered by Homestore, and approximately 4.23 million shares are being offered by Homestore's stockholders. The public offering price is $110.00 per share, with expected net proceeds to Homestore of approximately $429.2 million.

       SUMMARY RESULTS OF OPERATIONS FOR THE THREE MONTHS AND YEAR ENDED
                               DECEMBER 31, 1999

   On a pro forma basis, revenues for the quarter increased 233% to $28.1 million over revenues of $8.4 million for the fourth quarter of 1998 and 36% over revenues of $20.7 million for the third quarter of 1999. Gross profit margin improved to 71% for the quarter, up from 61% for the fourth quarter of 1998 and 69% for the third quarter of 1999. Net loss for the quarter was $16.2 million, or $0.23 per share. That compares to a net loss for the fourth quarter of 1998 of $15.5 million, or $0.32 per share, and a net loss of $16.8 million, or $0.25 per share for the third quarter of 1999. Revenues for 1999 increased 217% to $73.4 million over revenues of $23.1 million for 1998. Net loss for 1999 was $71.1 million, or $1.14 per share, compared with a net loss of $44.9 million or $1.04 per share in 1998.

   Pro forma net losses exclude the effects of non-cash charges for: (1) stock-based charges, (2) amortization of intangible assets, and (3) a litigation settlement in the third quarter of 1999. To enhance comparability, the pro forma operating results assume that the acquisitions of SpringStreet and Homefair, as well as the reorganization of Homestore's corporate structure, occurred at the beginning of the respective periods for which information is presented.

   On a GAAP basis, Homestore's revenues for the quarter were $27.4 million, compared to $18.6 million, for the third quarter of 1999. Net loss for the quarter was $30.0 million, or $0.43 per share, compared to $34.2 million, or $0.65 per share for the third quarter of 1999. Revenues for 1999 were $62.6 million and net loss for 1999 was $93.0 million, or $2.26 per share. Homestore's revenues and operating results for 1998 were insignificant on a GAAP basis.

   Revenue growth in the fourth quarter and throughout 1999 was driven largely by increased revenue from professional subscriptions, as well as an increase in advertising revenue. The growth in revenue from professional subscriptions was primarily due to an increase in the number of subscribers on Homestore's family of web sites, as well as an increase in average subscription rates. Subscribers grew by more than 10,000 during the quarter, rising to more than 95,000 at December 31, 1999, representing increases of 88% and 12%, compared to subscriber totals at December 31, 1998 and September 30, 1999, respectively. The growth in advertising revenue was primarily driven by increased sponsorships, including the GMAC Mortgage and GMAC Home Services alliance agreement announced in November of 1999 as well as the Norwest Mortgage alliance agreement announced in August of 1999. An average of 2.1 million unique users visited the Homestore.com network for an average of 17.8 minutes each month during the quarter, resulting in 114.6 million user-minutes on the Homestore.com network during the fourth quarter. Traffic decreased across the Homestore.com network from last quarter as is typical during the holiday season. Page views for the fourth quarter, which include Homefair.com for a full quarter, were 363.2 million, and 567 million homes were viewed on the Homestore.com network during the quarter.

                              Homestore.com, Inc.

             Consolidated Statements of Operations--Pro Forma Basis
                    (in thousands, except per share amounts)
                                  (unaudited)

                                          For the three
                                          months ended      For the year ended
                                          December 31,         December 31,
                                        ------------------  -------------------
                                          1999      1998      1999       1998
                                        --------  --------  ---------  --------
Revenues..............................  $ 28,061  $  8,420  $  73,367  $ 23,123
Cost of revenues......................     8,105     3,292     24,321    10,133
                                        --------  --------  ---------  --------
  Gross profit........................    19,956     5,128     49,046    12,990
                                        --------  --------  ---------  --------
Operating expenses:
  Sales and marketing.................    26,031    13,454     82,003    34,560
  Product development.................     1,679     1,246      6,704     5,585
  General and administrative..........     9,043     4,343     28,620    11,608
  Amortization of intangible assets...     7,274     6,988     28,476    27,897
  Stock-based charges.................     8,516       937     24,039    20,455
  Litigation settlement...............        --        --      8,406        --
                                        --------  --------  ---------  --------
Total operating expenses..............    52,543    26,968    178,248   100,105
                                        --------  --------  ---------  --------
Loss from operations..................   (32,587)  (21,840)  (129,202)  (87,115)
Interest and other income (expense),
 net..................................       566    (1,569)    (2,844)   (6,090)
                                        --------  --------  ---------  --------
Net loss..............................  $(32,021) $(23,409) $(132,046) $(93,205)
                                        ========  ========  =========  ========
Basic and diluted net loss per share..  $  (0.46) $  (0.48) $   (2.11) $  (2.15)
                                        ========  ========  =========  ========
Shares used to calculate basic and
 diluted net loss per share...........    70,068    48,762     62,474    43,251
                                        ========  ========  =========  ========
Net loss, excluding non-cash charges
 related to the amortization of
 intangible assets, stock-based
 chargesand litigation settlement.....  $(16,231) $(15,484) $ (71,125) $(44,853)
                                        ========  ========  =========  ========
Basic and diluted net loss per share,
 excluding non-cash charges related to
 the amortization of intangible
 assets, stock-based charges and
 litigation settlement................  $  (0.23) $  (0.32) $   (1.14) $  (1.04)
                                        ========  ========  =========  ========

                              Homestore.com, Inc.

         Consolidated Statements of Operations--As Reported GAAP Basis
                    (in thousands, except per share amounts)
                                  (unaudited)

                                    For the three months      For the year
                                     ended December 31,    ended December 31,
                                    --------------------------------------------
                                       1999        1998       1999      1998
                                    -----------  --------------------  ---------
Revenues..........................  $    27,369  $     --  $   62,580  $    --
Cost of revenues..................        8,015        --      21,022       --
                                    -----------  --------  ----------  -------
  Gross profit....................       19,354        --      41,558       --
                                    -----------  --------  ----------  -------
Operating expenses:
  Sales and marketing.............       25,619        --      70,384       --
  Product development.............        1,611        --       4,933       --
  General and administrative......        8,828         1      21,781        3
  Amortization of intangible
   assets.........................        5,879        --      10,192       --
  Stock-based charges.............        8,516        --      21,227       --
  Litigation settlement...........           --        --       8,406       --
                                    -----------  --------  ----------  -------
Total operating expenses..........       50,453         1     136,923        3
                                    -----------  --------  ----------  -------
Loss from operations..............      (31,099)       (1)    (95,365)      (3)
Interest and other income
 (expense), net...................        1,084        --       2,358       --
                                    -----------  --------  ----------  -------
Net loss..........................  $   (30,015) $     (1) $  (93,007) $    (3)
                                    ===========  ========  ==========  =======
Basic and diluted net loss per
 share............................  $     (0.43) $     --  $    (2.26) $    --
                                    ===========  ========  ==========  =======
Shares used to calculate basic and
 diluted net loss per share.......       69,986     9,980      41,142    9,173
                                    ===========  ========  ==========  =======
Net loss, excluding non-cash
 charges related to the
 amortization of intangible
 assets, stock-based charges and
 litigation settlement............  $   (15,620) $     (1) $  (53,182) $    (3)
                                    ===========  ========  ==========  =======
Basic and diluted net loss per
 share, excluding non-cash charges
 related to the amortization of
 intangible assets, stock-based
 charges and litigation
 settlement.......................  $     (0.22) $     --  $    (1.29) $    --
                                    ===========  ========  ==========  =======

                              Homestore.com, Inc.

                          Consolidated Balance Sheets
                    (in thousands, except per share amounts)
                                  (unaudited)

                                                      December 31, September 30,
                                                          1999         1999
                                                      ------------ -------------

                       Assets
Current assets:
  Cash and cash equivalents..........................  $  90,382     $ 144,304
  Marketable equity security.........................      4,230            --
  Accounts receivable, net...........................     13,428        10,320
  Current portion of prepaid distribution expense....      7,868        10,461
  Deferred royalties.................................      2,032         3,074
  Other current assets...............................      3,339         2,584
                                                       ---------     ---------
                                                         121,279       170,743
                                                       ---------     ---------
Prepaid distribution expense.........................      6,167         5,577
Property and equipment, net..........................      6,305         5,167
Intangible assets, net...............................    138,612        58,521
Other long-term assets...............................      4,200           322
                                                       ---------     ---------
  Total assets.......................................  $ 276,563     $ 240,330
                                                       =========     =========

        Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable...................................  $   5,349     $   6,228
  Accrued liabilities................................     23,687        19,211
  Deferred revenue...................................     13,478        13,260
  Current portion of notes payable...................     37,943         1,797
                                                       ---------     ---------
  Total current liabilities..........................     80,457        40,496
Notes payable........................................        633         1,333
                                                       ---------     ---------
                                                          81,090        41,829
                                                       ---------     ---------
Stockholders' equity:
  Convertible preferred stock, $.001 par value.......         --            --
  Common stock, $.001 par value......................         70            70
  Additional paid-in capital.........................    413,244       396,447
  Treasury stock, at cost............................    (13,676)      (13,676)
  Notes receivable from stockholders.................    (13,350)      (12,965)
  Deferred compensation..............................    (38,947)      (45,657)
  Accumulated other comprehensive income.............      3,865            --
  Accumulated deficit................................   (155,733)     (125,718)
                                                       ---------     ---------
  Total stockholders' equity.........................    195,473       198,501
                                                       ---------     ---------
  Total liabilities and stockholders' equity.........  $ 276,563     $ 240,330
                                                       =========     =========

           RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED
                              SEPTEMBER 30, 1999

                              HOMESTORE.COM, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

                                   Overview

   On February 4, 1999, NetSelect, Inc. ("NSI") was merged with and into Homestore.com, Inc. ("Company") in a non-substantive share exchange, which was provided for in the agreements governing the formation and operation of RealSelect, Inc. ("RealSelect"), the operating company. The share exchange lacked substance since both the Company and NSI were shell companies for their respective investments in RealSelect, and because the respective underlying ownership interests of the individual investors were unaffected. Accordingly, the non-substantive share exchange was accounted for at historical cost. The share exchange between the Company and NSI is referred to herein as the "Reorganization". This Reorganization was completed solely to simplify the Company's legal structure prior to its initial public offering. See Note 1 of the Homestore.com, Inc. Notes to Consolidated Financial Statements for further discussion about the Reorganization.

   In March 1998, NSI acquired The Enterprise of America, Ltd. (the "Enterprise") for 525,000 shares of common stock with an estimated fair value of $525,000, a note payable in the amount of $2.2 million, and $705,000 in cash and other acquisition related expenses. The acquisition has been accounted for as a purchase. The acquisition cost has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values. The excess of purchase consideration over net tangible assets acquired of $3.9 million has been allocated to goodwill and is being amortized on a straight-line basis over five years.

   In July 1998, NSI acquired MultiSearch Solutions, Inc. ("MultiSearch") for convertible preferred stock equivalent to 1,625,000 shares of common stock with an estimated fair value of approximately $4.8 million, a note payable in the amount of $3.6 million, and $875,000 in cash and other acquisition related expenses. The acquisition has been accounted for as a purchase. The acquisition cost has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values. The excess of purchase consideration over net tangible assets acquired of $9.4 million has been allocated to goodwill and is being amortized on a straight-line basis over five years.

   In June 1999, the Company acquired SpringStreet, Inc. ("SpringStreet") for common stock and convertible preferred stock equivalent to an aggregate of 5,309,058 shares of common stock. The aggregate acquisition cost of $51.7 million was based on terms and preferences of the shares issued in the transaction relative to the value received by the Company in the April 1999 Series G preferred stock financing. The acquisition has been accounted for as a purchase. The acquisition cost has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values. The excess of purchase consideration over net tangible assets acquired of $42.2 million has been allocated to goodwill and is being amortized on a straight-line basis over five years.

   The following unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 1999 and 1998 and the three months ended September 30, 1998 give effect to the Reorganization and the acquisitions of The Enterprise, MultiSearch and SpringStreet as if they had occurred on January 1, 1998. For comparative purposes, we have included a statement of operations comparing historical operating results for the three months ended September 30, 1999 with the pro forma operating results for the three months ended September 30, 1998.

   The unaudited pro forma condensed consolidated statements of operations are not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of January 1, 1998 and should not be construed as being representative of future operating results.

   The audited historical financial statements of the Company, NSI, The Enterprise, MultiSearch and SpringStreet are included in the Company's prospectus dated August 4, 1999, relating to the Company's initial public offering ("IPO"). The unaudited pro forma condensed consolidated financial information presented herein should be read in conjunction with those financial statements and related notes.

                              HOMESTORE.COM, INC.

   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS(/1/)
                   (in thousands, except per share amounts)

                                                              Three months
                                                                  ended
                                                              September 30,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
Revenues................................................... $ 18,625  $  4,900
Cost of revenues...........................................    5,897     2,448
                                                            --------  --------
Gross profit...............................................   12,728     2,452
                                                            --------  --------
Operating expenses:
  Sales and marketing (includes $2,171 in non-cash charges
   for the three months ended September 30, 1999)..........   22,574    10,535
  Product development......................................    1,955     2,083
  General and administrative...............................    7,034     2,250
  Amortization of intangible assets........................    3,003     2,813
  Stock-based compensation.................................    5,290    19,278
  Litigation settlement....................................    8,406
                                                            --------  --------
Total operating expenses...................................   48,262    36,959
                                                            --------  --------
Loss from operations.......................................  (35,534)  (34,507)
Interest income, net.......................................    1,308        75
                                                            --------  --------
Net loss...................................................  (34,226)  (34,432)
Repurchase of convertible preferred stock..................             (7,727)
                                                            --------  --------
Net loss applicable to common stockholders................. $(34,226) $(42,159)
                                                            ========  ========
Basic and diluted net loss per share applicable to common
 stockholders.............................................. $  (0.52) $  (0.95)
                                                            ========  ========
Shares used to calculate basic and diluted net loss per
 share applicable to common stockholders...................   66,063    44,473
                                                            ========  ========

--------
(/1/)See page 10 for a full disclosure of the unaudited pro forma condensed consolidated statement of operations for the three months ended September 30, 1998. Since there are no pro forma adjustments after June 30, 1999, the unaudited pro forma condensed consolidated statement of operations for the three months ended September 30, 1999 reflects our actual operating results for that period.

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                 Information.

                              HOMESTORE.COM, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                    (in thousands, except per share amounts)

                                                                Pro Forma                               Pro
                          Homestore.com   NSI    Adjustments  Homestore.com SpringStreet Adjustments   Forma
                          ------------- -------  -----------  ------------- ------------ -----------  --------
Revenues................    $ 35,211    $ 2,433    $  --        $ 37,644      $  2,346     $   --     $ 39,990
Cost of revenues........      13,007        798                   13,805         1,675                  15,480
                            --------    -------    ------       --------      --------     -------    --------
Gross profit............      22,204      1,635       --          23,839           671         --       24,510
                            --------    -------    ------       --------      --------     -------    --------
Operating expenses:
 Sales and marketing
  (includes $3,421 in
  non-cash charges for
  Homestore.com)........      48,186      4,064                   52,250         5,506                  57,756
 Product development....       3,322        174                    3,496         1,134                   4,630
 General and
  administrative........      12,953      1,053                   14,006         4,416                  18,422
 Amortization of
  intangible assets.....       4,313        261                    4,574                     4,137(1)    8,711
 Stock-based
  compensation..........       9,290        569                    9,859         2,243                  12,102
 Litigation
  settlement............       8,406                               8,406                                 8,406
                            --------    -------    ------       --------      --------     -------    --------
   Total operating
    expenses............      86,470      6,121                   92,591        13,299       4,137     110,027
                            --------    -------    ------       --------      --------     -------    --------
Loss from operations....     (64,266)    (4,486)                 (68,752)      (12,628)     (4,137)    (85,517)
Other income (expense),
 net....................       1,274         (5)                   1,269            44                   1,313
                            --------    -------    ------       --------      --------     -------    --------
Net loss................     (62,992)    (4,491)                 (67,483)      (12,584)     (4,137)    (84,204)
Accretion of redemption
 value and dividends on
 convertible preferred
 stock..................      (1,846)      (207)    2,053(2)
                            --------    -------    ------       --------      --------     -------    --------
Net loss applicable to
 common stockholders.. .    $(64,838)   $(4,698)   $2,053       $(67,483)     $(12,584)    $(4,137)   $(84,204)
                            ========    =======    ======       ========      ========     =======    ========
Historical basic and
 diluted net loss per
 share applicable to
 common stockholders....    $  (2.06)
                            ========
Shares used in the
 calculation of
 historical basic and
 diluted net loss per
 share applicable to
 common stockholders....      31,421
                            ========
Pro forma basic and
 diluted net loss per
 share applicable to
 common stockholders....                                                                              $  (1.41)
                                                                                                      ========
Shares used in the
 calculation of pro
 forma basic and diluted
 net loss per share
 applicable to common
 stockholders...........                                                                               59,664 (3)
                                                                                                      ========


 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Information.

                              HOMESTORE.COM, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1998
                    (in thousands, except per share amounts)

                                                             Pro Forma
                     Homestore.com   NSI     Adjustments   Homestore.com Enterprise MultiSearch SpringStreet Adjustments
                     ------------- --------  -----------   ------------- ---------- ----------- ------------ -----------
Revenues...........     $  --      $  8,519    $  --         $  8,519       $969      $2,054      $   544      $   --
Cost of revenues...                   4,453                     4,453        524         947          466
                        ------     --------    ------        --------       ----      ------      -------      -------
Gross profit.......        --         4,066       --            4,066        445       1,107           78          --
                        ------     --------    ------        --------       ----      ------      -------      -------
Operating expenses:
 Sales and
  marketing........                  14,773                    14,773        174         544        4,412
 Product
  development......                   3,510                     3,510                     24          604
 General and
  administrative...          2        3,861                     3,863        274         457          986
 Amortization of
  intangible
  assets...........                   1,091                     1,091                                            7,326 (1)
 Stock-based
  compensation.....                  19,518                    19,518
                        ------     --------    ------        --------       ----      ------      -------      -------
   Total operating
    Expenses.......          2       42,753                    42,755        448       1,025        6,002        7,326
                        ------     --------    ------        --------       ----      ------      -------      -------
Income (loss) from
 operations........         (2)     (38,687)                  (38,689)        (3)         82       (5,924)      (7,326)
Other income
 (expense), net....                     365                       365        (32)        (24)         144         (154)(4)
                        ------     --------    ------        --------       ----      ------      -------      -------
Net income (loss)..         (2)     (38,322)                  (38,324)       (35)         58       (5,780)      (7,480)
Accretion of
 redemption value
 and dividends on
 convertible
 preferred stock...                  (1,227)    1,227 (2)
Repurchase of
 convertible
 preferred stock...                  (7,727)                   (7,727)
                        ------     --------    ------        --------       ----      ------      -------      -------
Net income (loss)
 applicable to
 common
 stockholders......     $   (2)    $(47,276)   $1,227        $(46,051)      $(35)     $   58      $(5,780)     $(7,480)
                        ======     ========    ======        ========       ====      ======      =======      =======
Historical basic
 and diluted net
 loss per share
 applicable to
 common
 stockholders......     $  --
                        ======
Shares used in the
 calculation of
 historical basic
 and diluted net
 loss per share
 applicable to
 common
 stockholders......      8,901
                        ======
Pro forma basic and
 diluted net loss
 per share
 applicable to
 common
 stockholders......
Shares used in the
 calculation of pro
 forma basic and
 diluted net loss
 per share
 applicable to
 common
 stockholders......
                       Pro
                      Forma
                     -----------
Revenues...........  $ 12,086
Cost of revenues...     6,390
                     -----------
Gross profit.......     5,696
                     -----------
Operating expenses:
 Sales and
  marketing........    19,903
 Product
  development......     4,138
 General and
  administrative...     5,580
 Amortization of
  intangible
  assets...........     8,417
 Stock-based
  compensation.....    19,518
                     -----------
   Total operating
    Expenses.......    57,556
                     -----------
Income (loss) from
 operations........   (51,860)
Other income
 (expense), net....       299
                     -----------
Net income (loss)..   (51,561)
Accretion of
 redemption value
 and dividends on
 convertible
 preferred stock...
Repurchase of
 convertible
 preferred stock...    (7,727)
                     -----------
Net income (loss)
 applicable to
 common
 stockholders......  $(59,288)
                     ===========
Historical basic
 and diluted net
 loss per share
 applicable to
 common
 stockholders......
Shares used in the
 calculation of
 historical basic
 and diluted net
 loss per share
 applicable to
 common
 stockholders......
Pro forma basic and
 diluted net loss
 per share
 applicable to
 common
 stockholders......  $  (1.44)
                     ===========
Shares used in the
 calculation of pro
 forma basic and
 diluted net loss
 per share
 applicable to
 common
 stockholders......   41,143 (3)
                     ===========


 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Information.

                              HOMESTORE.COM, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     THREE MONTHS ENDED SEPTEMBER 30, 1998
                    (in thousands, except per share amounts)

                                                                 Pro Forma
                          Homestore.com   NSI     Adjustments  Homestore.com SpringStreet Adjustments   Pro Forma
                          ------------- --------  -----------  ------------- ------------ -----------   ---------
Revenues................     $  --      $  4,547     $ --        $  4,547      $   353      $   --      $  4,900
Cost of revenues........                   2,267                    2,267          181                     2,448
                             ------     --------     -----       --------      -------      -------     --------
Gross profit............        --         2,280       --           2,280          172          --         2,452
                             ------     --------     -----       --------      -------      -------     --------
Operating expenses:
 Sales and marketing....                   8,408                    8,408        2,127                    10,535
 Product development....                   1,864                    1,864          219                     2,083
 General and
  administrative........          1        1,735                    1,736          514                     2,250
 Amortization of
  intangible assets.....                     745                      745                     2,068 (1)    2,813
 Stock-based
  compensation..........                  19,278                   19,278                                 19,278
                             ------     --------     -----       --------      -------      -------     --------
 Total operating
  expenses..............          1       32,030                   32,031        2,860        2,068       36,959
                             ------     --------     -----       --------      -------      -------     --------
Loss from operations....         (1)     (29,750)                 (29,751)      (2,688)      (2,068)     (34,507)
Other income (expense),
 net....................                     (14)                     (14)          89                        75
                             ------     --------     -----       --------      -------      -------     --------
Net loss................         (1)     (29,764)                 (29,765)      (2,599)      (2,068)     (34,432)
Accretion of redemption
 value and dividends on
 convertible preferred
 stock..................                   (415)       415 (2)
Repurchase of
 convertible preferred
 stock..................                  (7,727)                  (7,727)                                (7,727)
                             ------     --------     -----       --------      -------      -------     --------
Net loss applicable to
 common stockholders....     $   (1)    $(37,906)    $ 415       $(37,492)     $(2,599)     $(2,068)    $(42,159)
                             ======     ========     =====       ========      =======      =======     ========

Historical basic and
 diluted net loss per
 share applicable to
 common stockholders....     $  --
                             ======

Shares used in the
 calculation of
 historical basic and
 diluted net loss per
 share applicable to
 common stockholders....      9,389
                             ======
Pro forma basic and
 diluted net loss per
 share applicable to
 common stockholders....                                                                                $ (0.95)
                                                                                                        ========

Shares used in the
 calculation of pro
 forma basic and diluted
 net loss per share
 applicable to common
 stockholders...........                                                                                  44,473 (3)
                                                                                                        ========


 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Information.

                              HOMESTORE.COM, INC.

                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED FINANCIAL INFORMATION

   Pro forma adjustments reflect the following in the unaudited pro forma condensed consolidated statements of operations:

(1)  Amortization of goodwill in connection with the following acquisitions:

                                            Nine months ended
                                              September 30,   Three months ended
                                            -----------------   September 30,
                                              1999     1998          1998
                                            -------- -------- ------------------
   Enterprise.............................. $    --  $    188       $  --
   MultiSearch.............................      --       934          --
   SpringStreet............................    4,137    6,204        2,068

(2) Elimination of the accretion of redemption value and dividends on convertible preferred stock resulting from the assumed conversion of the Company's preferred stock into common stock in connection with the IPO.

(3) Additional weighted average shares used in the calculation of pro forma basic and diluted net loss per share applicable to common stockholders reflect the following, as if they been issued as of January 1, 1998, except for preferred stock that was not issued in connection with an acquisition. For this preferred stock, the weighted average shares reflect the preferred stock as if it had been issued as of January 1, 1998, or the date of issuance, if later:

                                          Nine months ended
                                            September 30,   Three months ended
                                          -----------------   September 30,
                                            1999     1998          1998
                                          -------- -------- ------------------
   Enterprise acquisition................      --       525          525
   MultiSearch acquisition...............      --     1,625        1,625
   SpringStreet acquisition..............    4,587    4,587        4,587
   NSI Reorganization....................    2,080    5,823        5,823
   Conversion of preferred stock in
    connection with IPO..................   17,659   15,765       18,607
   Conversion of NAR's RealSelect shares
    into Homestore.com shares............    3,917    3,917        3,917

(4) Reduction in interest income related to cash paid for The Enterprise and MultiSearch acquisitions, net of an increase in interest expense related to interest imputed on the non-interest bearing notes issued in connection with the acquisitions of The Enterprise ($39,000) and MultiSearch ($97,000) from January 1, 1998 to the respective acquisition dates. The notes have been discounted at a discount rate of 10%.

                              HOMESTORE.COM, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amount)

                                                     September 30, December 31,
                                                         1999          1998
                                                     ------------- ------------
                                                      (unaudited)
                       ASSETS

Current assets:
  Cash and cash equivalents.........................   $ 144,304     $    71
  Accounts receivable, net of allowance for doubtful
   accounts of $970 at September 30, 1999...........      10,320
  Current portion of prepaid distribution expense...      10,461
  Deferred royalties................................       3,074
  Other current assets..............................       2,584
                                                       ---------     -------
Total current assets................................     170,743          71
Prepaid distribution expense........................       5,577
Property and equipment, net.........................       5,167
Intangible assets, net..............................      58,521
Other assets........................................         322
                                                       ---------     -------
    Total assets....................................   $ 240,330     $    71
                                                       =========     =======

   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable..................................   $   6,228     $   --
  Accrued liabilities...............................      19,211
  Due to related party..............................                      70
  Deferred revenue..................................      13,260
  Current portion of notes payable..................       1,797
                                                       ---------     -------
Total current liabilities...........................      40,496          70
Notes payable.......................................       1,333
Other non-current liabilities.......................                      96
                                                       ---------     -------
                                                          41,829         166
                                                       ---------     -------
Commitments and contingencies (Note 6)..............
Stockholders' equity (deficit):
  Common stock, $.001 par value; 10,000 authorized
   at December 31, 1998, 500,000 shares authorized
   at September 30, 1999; 9,980 and 74,619 shares
   issued at December 31, 1998, and September 30,
   1999, respectively; 9,980 and 69,557 outstanding
   at December 31, 1998, and September 30, 1999,
   respectively.....................................          69          10
  Additional paid-in capital........................     396,448       3,312
  Treasury stock, at cost; 5,062 shares at September
   30, 1999.........................................     (13,676)
  Notes receivable from stockholders................     (12,965)       (551)
  Deferred stock compensation.......................     (45,657)
  Accumulated deficit...............................    (125,718)     (2,866)
                                                       ---------     -------
    Total stockholders' equity (deficit)............     198,501         (95)
                                                       ---------     -------
    Total liabilities and stockholders' equity
     (deficit)......................................   $ 240,330     $    71
                                                       =========     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                              HOMESTORE.COM, INC.

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                      Three months ended    Nine months ended
                                         September 30,        September 30,
                                      --------------------- -------------------
                                         1999       1998      1999      1998
                                      ----------  --------- ---------  --------
Revenues............................. $   18,625  $    --   $  35,211  $   --
Cost of revenues.....................      5,897               13,007
                                      ----------  --------  ---------  -------
Gross profit.........................     12,728       --      22,204      --
                                      ----------  --------  ---------  -------
Operating expenses:
  Sales and marketing (includes
   $2,171 and $3,421 in non-cash
   charges for the three and nine
   months ended September 30, 1999,
   respectively).....................     22,574               48,186
  Product development................      1,955                3,322
  General and administrative.........      7,034         1     12,953        2
  Amortization of intangible assets..      3,003                4,313
  Stock-based compensation...........      5,290                9,290
  Litigation settlement..............      8,406                8,406
                                      ----------  --------  ---------  -------
Total operating expenses.............     48,262        (1)    86,470        2
                                      ----------  --------  ---------  -------
Loss from operations.................    (35,534)       (1)   (64,266)      (2)
Interest income, net.................      1,308                1,274
                                      ----------  --------  ---------  -------
Net loss.............................    (34,226)       (1)   (62,992)      (2)
Accretion of redemption value and
 dividends on convertible preferred
 stock...............................       (369)              (1,846)
                                      ----------  --------  ---------  -------
Net loss applicable to common
 stockholders........................ $  (34,595) $     (1) $ (64,838) $    (2)
                                      ==========  ========  =========  =======
Basic and diluted net loss per share
 applicable to common stockholders... $    (0.65) $    --   $   (2.06) $   --
                                      ==========  ========  =========  =======
Shares used to calculate basic and
 diluted net loss per share
 applicable to common stockholders...     52,903     9,389     31,421    8,901
                                      ==========  ========  =========  =======


  The accompanying notes are an integral part of these consolidated financial statements.

                              HOMESTORE.COM, INC.

       UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)

                   Convertible
                    Preferred                                             Notes                                  Total
                      Stock        Common Stock   Additional            Receivable    Deferred               Stockholders'
                  ---------------  --------------  Paid-in   Treasury      From        Stock     Accumulated    Equity
                  Shares   Amount  Shares  Amount  Capital    Stock    Stockholders Compensation   Deficit     (Deficit)
                  -------  ------  ------  ------ ---------- --------  ------------ ------------ ----------- -------------
Balance at
 December 31,
 1998
 (audited)......      --   $ --     9,980   $10    $  3,312  $    --     $   (551)    $    --     $  (2,866)   $    (95)
Reorganization
 (Note 1).......    4,528      5   12,480    12      98,119    (1,770)     (3,230)     (10,079)     (60,860)     22,197
Issuance of
 common stock
 and Series F
 preferred
 stock..........       96             643             3,553                                                       3,553
Issuance of
 common stock to
 minority
 interest.......                                                                                      1,000       1,000
Exercise of
 stock options..                    5,893     5      12,806               (12,601)                                  210
Repurchase of
 common stock...                   (2,903)                    (11,906)      3,630                                (8,276)
Issuance of
 common stock...                      350             1,757                  (238)                                1,519
Repayment from
 shareholder....                                                               25                                    25
Issuance of
 Series G
 preferred
 stock..........      341                            17,007                                                      17,007
Issuance of
 Series H
 preferred
 stock..........      845      1      365            51,433                                                      51,434
Deferred stock
 compensation...                                     42,289                            (48,289)                  (6,000)
Stock-based
 compensation
 and other non-
 cash charges...                                      6,000                             12,711                   18,711
Accretion of
 Series E
 redemption
 value..........                                       (159)                                                       (159)
Conversion of
 convertible
 preferred
 stock..........   (5,810)    (6)  29,050    29         (23)                                                        --
Conversion of
 redeemable
 convertible
 preferred
 stock..........                    1,625     1       5,123                                                       5,124
Conversion of
 NAR shares.....                    3,917     4          (4)                                                        --
Issuance of
 common stock in
 initial public
 offering.......                    8,050     8     144,829                                                     144,837
Exercise of
 warrants.......                      107             2,000                                                       2,000
Litigation
 settlement.....                                      8,406                                                       8,406
Net loss........                                                                                    (62,992)    (62,992)
                  -------  -----   ------   ---    --------  --------    --------     --------    ---------    --------
Balance at
 September 30,
 1999...........      --   $ --    69,557   $69    $396,448  $(13,676)   $(12,965)    $(45,657)   $(125,718)   $198,501
                  =======  =====   ======   ===    ========  ========    ========     ========    =========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HOMESTORE.COM, INC.

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                           Nine months ended
                                                             September 30,
                                                           --------------------
                                                              1999      1998
                                                           ----------  --------
Cash flows from operating activities:
Net loss.................................................. $  (62,992) $   (2)
Adjustments to reconcile net loss to net cash provided by
 (used in) operating activities:
Depreciation and amortization.............................      5,179
Provision for doubtful accounts...........................        636
Amortization of discount on notes payable.................        234
Litigation settlement.....................................      8,406
Stock-based compensation..................................     12,711
Other non-cash items......................................        853
Changes in operating assets and liabilities, net of
 acquisitions:
  Accounts receivable.....................................     (7,736)      2
  Prepaid distribution expense............................     (5,484)
  Deferred royalties......................................     (1,676)
  Other assets............................................     (1,949)
  Accounts payable and accrued liabilities................     10,848      65
  Deferred revenue........................................      6,297
                                                           ----------  ------
Net cash provided by (used in) operating activities.......    (34,673)     65
                                                           ----------  ------
Cash flows from investing activities:
Purchases of property and equipment.......................     (2,893)
Cash assumed from the acquisition of SpringStreet.........     10,186
                                                           ----------  ------
Net cash provided by investing activities.................      7,293     --
                                                           ----------  ------
Cash flows from financing activities:
Notes receivable from stockholders........................      3,655
Proceeds from exercise of stock options...................      1,346
Net proceeds from issuance of common stock................    167,597
Repurchases of common stock...............................    (11,906)
Repayment of notes payable................................     (2,116)
                                                           ----------  ------
Net cash provided by financing activities.................    158,576     --
                                                           ----------  ------
Change in cash and cash equivalents.......................    131,196      65
Cash assumed from NetSelect, Inc..........................     13,037
Cash and cash equivalents, beginning of period............         71     155
                                                           ----------  ------
Cash and cash equivalents, end of period.................. $  144,304  $  220
                                                           ==========  ======
Supplemental disclosure of cash flow activities
Cash paid during the year for interest.................... $       31  $  --
                                                           ==========  ======

  The accompanying notes are an integral part of these consolidated financial statements.

                              HOMESTORE.COM, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

   Homestore.com, Inc. ("Homestore.com" or "Company") operates a family of web sites that includes: Homestore.com, a home portal; REALTOR.com, for existing homes; HomeBuilder.com, for new homes; SpringStreet.com, for rental properties; Remodel.com, for home improvement activities; and Homefair.com, which was acquired in October 1999, for moving and relocation activities. Through its network of web sites, the Company provides a wide variety of information and communications tools for consumers, real estate industry professionals, advertisers and providers of home and real estate related products and services. The Company has strategic relationships with key industry participants, including real estate market leaders such as the National Association of REALTORS, the National Association of Home Builders, the National Association of the Remodeling Industry, the National Association of Home Builders Remodelors Council, Multiple Listing Services ("MLS"), real estate franchises, brokers and agents. The Company currently generates revenues from several sources, including subscription service fees from agents, brokers, home builders and rental property owners and fees from advertisers.

 Company History

   Initial Business--The Company was incorporated in the State of Delaware in 1993 under the name of InfoTouch Corporation ("InfoTouch") with the objective of establishing an interactive network of real estate "kiosks" for consumers to search for homes. In 1996, the Company began to develop the technology to build and operate high traffic Internet sites with content related to real estate.

   The RealSelect Venture--Effective December 4, 1996, the Company entered into a series of agreements with the National Association of REALTORS(R) and its wholly owned subsidiary Realtors Information Network (together referred to as the "NAR") and several investors (the "Investors"). Under these agreements, the Company transferred its recently developed technology and certain of its assets relating to advertising the listing of residential real estate on the Internet into NetSelect, LLC ("LLC"), a Delaware limited liability corporation, in exchange for a 46% ownership interest. The Investors contributed capital to a newly formed company, NetSelect, Inc. ("NSI"). LLC received capital funding from NSI and in-turn contributed the assets, intellectual property and the NSI capital to RealSelect, Inc. ("RealSelect"), a Delaware corporation, in exchange for common stock representing an 85% ownership interest.

   Also effective December 4, 1996, RealSelect entered into a number of agreements with and issued cash and RealSelect common stock representing a 15% ownership interest to the NAR in exchange for the rights to operate the web site REALTOR.com and pursue commercial opportunities relating to the listing of real estate on the internet.

   Pursuant to the agreements governing RealSelect, the Company was required to terminate its remaining activities, which were insignificant, and dispose of its remaining assets and liabilities. Accordingly, following the formation of RealSelect, NSI, LLC and the Company were only shell companies as they had no liabilities and no assets other than their respective ultimate investments in RealSelect. In addition, under the agreements, NSI was the only entity permitted to raise capital to support RealSelect which, once invested, increased NSI's ownership interests and diluted the respective ownership interests of the Company and the NAR in NSI.

   Reorganization of RealSelect Holding Structure--Under the RealSelect agreements, the reorganization of the initial holding structure was provided for at an unspecified future date. On February 4, 1999, NSI stockholders entered into a non-substantive share exchange with and were merged into the Company (the "Reorganization"). The share exchange lacked economic substance since both the Company and NSI were shell companies for their respective investments in RealSelect, and because the respective underlying ownership interests of individual investors were unaffected. Accordingly, the non-substantive exchange was accounted for at historical cost.

                              HOMESTORE.COM, INC.

2. BASIS OF PRESENTATION

   The Company's financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and note disclosures required by generally accepted accounting principles for complete financial statements. These statements are unaudited and, in the opinion of management, all adjustments (which include only normal recurring adjustments, except for litigation settlement) considered necessary for a fair presentation, have been included. The balance sheet at December 31, 1998 has been derived from the audited financial statements at that date. These financial statements should be read in conjunction with the audited financial statements and notes thereto included in the prospectus which is part of the Company's Form S-1 Registration Statement (the "IPO Prospectus"), declared effective August 4, 1999. The results of operations for these interim periods are not necessarily indicative of the operating results for a full year.

3. STOCKHOLDERS' EQUITY

 Initial Public Offering

   In August 1999, the Company completed an initial public offering in which it sold 8,050,000 shares at a price of $20.00 per share, raising $161.0 million in gross proceeds. Offering proceeds to Homestore.com, net of approximately $11.3 million in underwriters' discounts and commissions were approximately $149.7 million. As of the closing date of the offering, all of the shares of convertible preferred stock outstanding, except for one share of Series A preferred stock held by the National Association of REALTORS(R) , were converted into shares of common stock.

 Net Loss Per Share

   Basic and diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding. Shares associated with stock options, warrants and convertible preferred stock are not included to the extent they are anti-dilutive.

   The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                     Three Months Ended    Nine Months Ended
                                        September 30,        September 30,
                                     --------------------- -------------------
                                        1999       1998      1999      1998
                                     ----------  --------- ---------  --------
   Numerator:
     Net loss....................... $  (34,226) $     (1) $ (62,992) $    (2)
     Accretion of redemption value
      and dividends on convertible
      preferred stock...............       (369)              (1,846)
                                     ----------  --------  ---------  -------
     Net loss applicable to common
      stockholders.................. $  (34,595) $     (1) $ (64,838) $    (2)
                                     ==========  ========  =========  =======
   Denominator:
     Weighted average shares........     52,903     9,389     31,421    8,901
                                     ==========  ========  =========  =======
   Basic and diluted net loss per
    share applicable to common
    stockholders.................... $    (0.65) $    --   $   (2.06) $   --
                                     ==========  ========  =========  =======

4. STOCK SPLIT

   On August 4, 1999, the Company effected a 2.5 for 1 stock split of the outstanding shares of common stock. Accordingly, the accompanying financial statements and footnotes have been retroactively adjusted to reflect this stock split.

                              HOMESTORE.COM, INC.

5. PRO FORMA FINANCIAL INFORMATION

   The following summarized unaudited pro forma financial information assumes the acquisitions of Enterprise, MultiSearch and SpringStreet occurred at the beginning of each period presented (in thousands, except per share amounts):

                                      Three months Ended    Nine Months Ended
                                         September 30,        September 30,
                                      --------------------  ------------------
                                        1999       1998       1999      1998
                                      ---------  ---------  --------  --------
   Revenues.......................... $  18,625  $   4,900  $ 39,990  $ 12,086
   Net loss.......................... $ (34,226) $ (34,432) $(84,204) $(51,561)
   Net loss per share:
     Basic and diluted............... $   (0.65) $   (2.12) $  (2.66) $  (3.94)
     Weighted average shares.........    52,903     16,270    31,661    13,077


6. COMMITMENTS AND CONTINGENCIES

 Molinare Settlement

   As previously discussed in the IPO Prospectus, Mr. John D. Molinare filed a lawsuit against the Company, among other parties, on March 19, 1999 in which Mr. Molinare was seeking damages of not less than $2.1 million, plus punitive damages and costs incurred, among other things. On August 4, 1999, the lawsuit was settled for an immaterial amount.

 Other Contingencies

   From time to time, the Company is involved in disputes which have arisen in the ordinary course of business. Management believes that the ultimate resolution of these disputes will not have a material adverse effect on the Company's financial position or results of operations.

7. WARRANTS

   On August 12, 1999, in exchange for entering into an advertising agreement with Norwest Mortgage, Inc., the Company issued to it warrants to purchase 500,000 shares at an exercise price of $20.00 per share. The warrants issued are fully vested, non-forfeitable, are immediately exercisable and expire in August 2000.

8. STOCK PLANS

   During the third quarter of 1999, the Board of Directors adopted and the stockholders approved, the 1999 Stock Incentive Plan and the 1999 Employee Stock Purchase Plan. The 1999 Stock Incentive Plan reserves 4,900,000 shares of common stock for future grants under terms similar to the 1999 Equity Incentive Plan. The 1999 Employee Stock Purchase Plan reserves 750,000 shares of common stock for purchase by employees through payroll deductions, with a purchase price equal to 85% of the lesser of the fair value of the common stock on the Offering Date or the Purchase Date, as defined in the Plan.

9. SUBSEQUENT EVENTS

 Acquisition

   On October 31, 1999 the Company completed its acquisition of The Homebuyer's Fair, Inc. and FAS-Hotline, Inc. (collectively referred to as "Homefair") pursuant to a stock purchase agreement executed on October 12, 1999. Pursuant to the acquisition, aggregate consideration paid to Homefair shareholders consisted

                              HOMESTORE.COM, INC.

of $35 million in cash, a $37.5 million note payable and 250,000 shares of the Company's common stock. The acquisition will be accounted for as a purchase.

 Litigation Settlement

   On October 22, 1999, the Company and Cendant Corporation announced a settlement of the pending litigation between the two companies that was previously discussed in the IPO Prospectus. As part of the settlement, Cendant received 250,000 shares of the Company's common stock and agreed to take various actions to reaffirm various alliance agreements with the Company. In connection with the issuance of the 250,000 shares, the Company recorded a non-cash charge of $8.4 million.

                                NETSELECT, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                        December 31, February 4,
                                                            1998        1999
                                                        ------------ -----------
                                                                     (unaudited)
                        ASSETS

Current assets:
 Cash and cash equivalents............................    $ 14,690    $ 13,037
 Accounts receivable, net of allowance for doubtful
  accounts of $378 and $455 at December 31, 1998 and
  February 4, 1999, respectively......................       2,070       2,333
 Current portion of prepaid distribution expense......       3,830       3,482
 Deferred royalties...................................       1,327       1,398
 Other current assets.................................       1,674       1,739
                                                          --------    --------
Total current assets..................................      23,591      21,989
Prepaid distribution expense..........................       7,742       7,072
Property and equipment, net...........................       4,118       2,373
Intangible assets, net................................      19,724      19,463
Other assets..........................................         187         286
                                                          --------    --------
   Total assets.......................................    $ 55,362    $ 51,183
                                                          ========    ========

 LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
               AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable.....................................    $  5,499    $  4,117
 Accrued liabilities..................................       5,801       6,156
 Due to related party.................................       2,200       2,200
 Deferred revenue.....................................       5,439       6,065
 Current portion of notes payable.....................       1,746       1,746
                                                          --------    --------
Total current liabilities.............................      20,685      20,284

Notes payable.........................................       3,236       3,265
                                                          --------    --------
                                                            23,921      23,549
                                                          --------    --------

Commitments and contingencies.........................

Series E redeemable convertible preferred stock, $.001
 par value; 325 shares authorized, issued and
 Outstanding at December 31, 1998 and February 4,
 1999; redemption value of $6,003.....................       4,939       4,963
                                                          --------    --------

Stockholders' equity:
 Convertible preferred stock, $.001 par value; 9,675
  shares authorized; 4,959 and 4,959 shares issued at
  December 31, 1998 and February 4, 1999,
  respectively; 4,528 and 4,528 shares outstanding at
  December 31, 1998 and February 4, 1999,
  respectively; liquidation preference of $62,048 at
  December 31, 1998...................................           5           5
 Common stock, $.001 par value; 90,000 authorized;
  2,496 and 2,496 issued and outstanding at December
  31, 1998 and February 4, 1999, respectively.........           2           2
 Additional paid-in capital...........................      96,066      98,129
 Treasury stock, at cost; 431 shares of convertible
  preferred stock at December 31, 1998 and
  February 4, 1999....................................      (1,770)     (1,770)
 Notes receivable from stockholders...................      (3,230)     (3,230)
 Deferred stock compensation..........................      (8,676)    (10,079)
 Accumulated deficit..................................     (55,895)    (60,386)
                                                          --------    --------
   Total stockholders' equity.........................      26,502      22,671
                                                          --------    --------
   Total liabilities, redeemable convertible preferred
    stock and stockholders' equity....................    $ 55,362    $ 51,183
                                                          ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                NETSELECT, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                      Nine Months   January 1
                                         Year Ended      Ended         to
                                        December 31, September 30, February 4,
                                            1998         1998         1999
                                        ------------ ------------- -----------
                                                            (unaudited)
Revenues...............................   $ 15,003     $  8,519     $  2,433
Cost of revenues.......................      7,338        4,453          798
                                          --------     --------     --------
Gross profit...........................      7,665        4,066        1,635
                                          --------     --------     --------
Operating expenses:
  Sales and marketing..................     25,560       14,773        4,064
  Product development..................      4,139        3,510          174
  General and administrative...........      6,929        3,861        1,053
  Amortization of intangible assets....      1,893        1,091          261
  Stock-based compensation.............     20,455       19,518          569
                                          --------     --------     --------
Total operating expenses...............     58,976       42,753        6,121
                                          --------     --------     --------
Loss from operations...................    (51,311)     (38,687)      (4,486)
Other income (expense), net............        121          143           (5)
                                          --------     --------     --------
Net loss before minority interest......    (51,190)     (38,544)      (4,491)
Minority interest......................        222          222
                                          --------     --------     --------
Net loss...............................    (50,968)     (38,322)      (4,491)
Accretion of redemption value and
 dividends on convertible preferred
 stock.................................    (1,659)       (1,227)        (207)
Repurchase of convertible preferred
 stock.................................     (7,727)      (7,727)
                                          --------     --------     --------
Net loss applicable to common
 stockholders..........................   $(60,354)    $(47,276)    $(4,698)
                                          ========     ========     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                                NETSELECT, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                     Convertible
                      Preferred                                          Notes
                        Stock      Common Stock  Additional            Receivable    Deferred                   Total
                    -------------- -------------  Paid-in   Treasury      from        Stock     Accumulated Stockholders'
                    Shares  Amount Shares Amount  Capital    Stock    Stockholders Compensation   Deficit      Equity
                    ------  ------ ------ ------ ---------- --------  ------------ ------------ ----------- -------------
Balance at
 December 31,
 1997.............  2,614    $  3    383  $ --    $12,117   $   --      $   --       $   (739)   $ (4,927)    $  6,454
Issuance of Series
 D preferred......    681       1                   9,999                                                       10,000
Issuance of common
 stock for
 acquisition of
 The Enterprise...                   105              525                                                          525
Issuance of Series
 F preferred......  1,664       1                  39,701                                                       39,702
Issuance of common
 stock............                 1,674      2    10,442                                                       10,444
Exercise of stock
 options for notes
 receivable.......                   221              151                  (151)                                   --
Note receivable
 from
 stockholder......                                                       (3,079)                                (3,079)
Exercise of
 warrants.........                   113
Deferred stock
 compensation.....                                  9,497                              (9,497)                     --
Issuance of
 warrants and
 common stock.....                                  2,637                                                        2,637
Stock-based
 compensation.....                                 18,895                               1,560                   20,455
Accretion of
 Series E
 redemption
 value............                                   (171)                                                        (171)
Repurchase of
 Series A and B
 preferred........   (431)                         (7,727)   (1,770)                                            (9,497)
Net loss..........                                                                                (50,968)     (50,968)
                    -----    ----  -----  -----   -------   -------     -------      --------    --------     --------
Balance at
 December 31,
 1998.............  4,528       5  2,496      2    96,066    (1,770)     (3,230)       (8,676)    (55,895)      26,502
Issuance of
 warrants
 (unaudited)......                                    115                                                          115
Deferred stock
 compensation
 (unaudited)......                                  1,972                              (1,972)                     --
Stock-based
 compensation
 (unaudited)......                                                                        569                      569
Accretion of
 Series E
 redemption value
 (unaudited)......                                    (24)                                                         (24)
Net loss
 (unaudited)......                                                                                 (4,491)      (4,491)
                    -----    ----  -----  -----   -------   -------     -------      --------    --------     --------
Balance at
 February 4, 1999
 (unaudited)......  4,528    $  5  2,496  $   2   $98,129   $(1,770)    $(3,230)     $(10,079)   $(60,386)    $ 22,671
                    =====    ====  =====  =====   =======   =======     =======      ========    ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                NETSELECT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                        Nine months   January 1
                                           Year ended      ended         to
                                          December 31, September 30, February 4,
                                              1998         1998         1999
                                          ------------ ------------- -----------
                                                              (unaudited)
Cash flows from operating activities:
Net loss................................    $(50,968)     (38,572)     $(4,491)
Adjustments to reconcile net loss to net
 cash used in operating activities:
Depreciation and amortization...........       2,551        1,414          339
Provision for doubtful accounts.........         416          240           68
Amortization of discount on notes
 payable................................         215          203           29
Other non-cash items....................         961          717          206
Minority interest in loss...............        (222)        (222)
Stock-based compensation................      20,455       19,518          569
Changes in operating assets and
 liabilities, net of acquisitions:
 Accounts receivable....................      (1,638)        (807)        (330)
 Prepaid distribution expense...........     (11,228)     (11,796)       1,018
 Deferred royalties.....................      (1,190)        (567)         (71)
 Due from affiliated company............          74          (65)          (6)
 Other assets...........................          (3)        (606)         178
 Accounts payable and accrued
  liabilities...........................       8,350        4,383       (1,026)
 Deferred revenue.......................       4,125        3,185          626
                                            --------     --------      -------
Net cash used in operating activities...     (28,102)     (22,975)      (2,891)
                                            --------     --------      -------
Cash flows from investing activities:
Purchases of property and equipment.....      (3,853)      (1,408)         (61)
Acquisition of The Enterprise, net of
 cash acquired                                 (705)         (705)
Acquisition of MultiSearch, net of cash
 acquired                                      (761)         (740)
Proceeds from sale of fixed assets......                                 1,299
                                            --------     --------      -------
Net cash provided by (used in) investing
 activities.............................      (5,319)      (2,853)       1,238
                                            --------     --------      -------
Cash flows from financing activities:
Repayment of notes payable..............      (1,490)      (1,490)
Proceeds from bridge loan...............      12,000       12,000
Repayments on bridge loan...............      (1,325)
Note receivable from stockholder........      (3,079)      (3,079)
Net proceeds from issuance of common
 stock..................................       8,066       10,462
Net proceeds from issuance of preferred
 stock..................................      40,342       36,700
Repurchase of preferred stock...........      (9,497)      (9,497)
                                            --------     --------      -------
Net cash provided by financing
 activities.............................      45,017       45,096          --
                                            --------     --------      -------
Change in cash and cash equivalents.....      11,596       19,268       (1,653)
Cash and cash equivalents, beginning of
 period.................................       3,094        3,094       14,690
                                            --------     --------      -------
Cash and cash equivalents, end of
 period.................................    $ 14,690     $ 22,362      $13,037
                                            ========     ========      =======
Supplemental disclosure of cash flow
 activities
Cash paid during the year for
 interest...............................    $    170     $    127      $   --
                                            ========     ========      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                NETSELECT, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

   NetSelect, Inc. ("NSI" or the "Company") was incorporated in the state of Delaware on October 28, 1996. The Company's primary business activity was managing its investment in NetSelect LLC ("LLC"). Effective December 4, 1996, the Company made its initial investment in LLC (see Note 3--Investment in NetSelect, LLC) along with InfoTouch Corporation ("InfoTouch"), the minority stockholder in LLC. LLC is the majority stockholder of RealSelect, Inc. ("RealSelect"), which is an operating company created to establish an Internet-based marketing service for real estate.

   Pursuant to a number of agreements governing the formation of RealSelect, both InfoTouch and the Company were required to remain shell companies for their respective investments in LLC. On February 4, 1999, the Company entered into a non-substantive share exchange and merged into InfoTouch and NSI ceased to exist. The Company then changed its name to NetSelect. InfoTouch issued shares of preferred and common stock and assumed all outstanding NSI options and warrants for InfoTouch common and preferred stock pursuant to an exchange ratio equivalent to the respective ownership in LLC of NSI and InfoTouch stockholders.

2. BASIS OF PRESENTATION

   The Company's financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and note disclosures required by generally accepted accounting principles for complete financial statements. These statements are unaudited and, in the opinion of management, all adjustments (which include only normal recurring adjustments) considered necessary for a fair presentation, have been included. The balance sheet, statement of operations and cash flows as of and for the year ended December 31, 1998 have been derived from the audited financial statements at that date. These financial statements should be read in conjunction with the audited financial statements and notes thereto included in the prospectus in the Company's Form S-1 Registration Statement declared effective August 4, 1999.

3. INVESTMENT IN NETSELECT, LLC

   Effective December 4, 1996, the Company entered into a series of agreements with the National Associations of REALTORS, and its wholly owned subsidiary Realtors Information Network (together referred to as the "NAR"), InfoTouch and several investors (collectively referred to as the "Investors") in connection with the formation of RealSelect.

   The Company sold $7.0 million of common and preferred stock to the Investors, the proceeds of which in turn were invested in LLC for an ownership interest of 54% in LLC. InfoTouch received a 46% interest in LLC for the transfer of its assets, liabilities and intellectual property relating to the concept of listing residential real estate on the Internet. The book value of the net liabilities transferred amounted to $96,000. LLC transferred $5.8 million and the InfoTouch intellectual property to RealSelect, for an 85% ownership interest in RealSelect. RealSelect received from the NAR the right to use certain trademarks, an agreement not to compete and in return assumed certain debt of the NAR. As part of this transaction, RealSelect and the NAR entered into an operating agreement for the Internet site REALTOR.com, an agreement not to compete and certain trademark agreements. RealSelect paid the NAR and its creditors $3.4 million, forgave debt of $266,000 and issued common stock representing a 15% ownership interest to the NAR.

   Since inception, the Company has raised additional capital and issued common and preferred stock in connection with acquisitions all of which has been completely invested in RealSelect through LLC. As a result, the ownership interests of the Company in LLC, and LLC's ownership interest in RealSelect, increased to 66% and 87%, respectively, as of December 31, 1997, and 79% and 93%, respectively, as of December 31, 1998. The minority investments of InfoTouch and the NAR in LLC and RealSelect, respectively, have been eliminated in the consolidated financial statements as each stockholder's share of the net investee losses have exceeded their investments and there is no future funding requirements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This Form 10-Q and the following "Management's Discussion and Analysis of Financial Condition and Results of Operations" include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact that we make in this Form 10-Q are forward-looking. In particular, the statements herein regarding industry prospects and our future results of operations or financial position are forward-looking statements. Forward-looking statements reflect our current expectations and are inherently uncertain. Our actual results may differ significantly from our expectations. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed in our prospectus dated August 4, 1999, relating to our initial public offering.

Overview

   We are the leading destination on the Internet for home and real estate related information, based on the number of advertising products and services, the number of visitors, time spent on our web sites and the number of property listings. We are pioneering the use of the Internet to bring the real estate industry online. Our family of web sites, consisting of Homestore.com, REALTOR.com, HomeBuilder.com, Remodel.com, SpringStreet.com, and Homefair.com provides the most comprehensive source of real estate listings and home related content on the Internet. Through our family of web sites, we provide a wide variety of information and tools for consumers, real estate industry professionals, advertisers and providers of real estate related products and services. We currently generate revenues from several sources, including fees from agents, brokers, home builders, rental property owners and other advertisers.

Basis of Presentation

   Initial Business and RealSelect Holding Structure. We were incorporated in 1993 under the name of InfoTouch Corporation, or InfoTouch, with the objective of establishing an interactive network of real estate "kiosks" for consumers to search for homes. In 1996, we began to develop the technology to build and operate real estate related Internet sites. Effective December 4, 1996, we entered into a series of agreements with the NAR and several investors. Under these agreements, we transferred technology and assets relating to advertising the listing of residential real estate on the Internet to a newly-formed company, NetSelect LLC, or LLC, in exchange for a 46% ownership interest in LLC. The investors contributed capital to a newly-formed company, NetSelect, Inc., or NSI, which owned 54% of LLC. LLC received capital funding from NSI and in-turn contributed the assets and technology contributed by InfoTouch as well as the NSI capital to a newly formed entity, RealSelect, Inc., or RealSelect, in exchange for common stock representing an 85% ownership interest in RealSelect. Also effective December 4, 1996, RealSelect entered into a number of formation agreements with, and issued cash and common stock representing a 15% ownership interest in RealSelect to, the NAR in exchange for the rights to operate the REALTOR.com web site and pursue commercial opportunities relating to the listing of real estate on the Internet.

   The agreements governing RealSelect required us to terminate our remaining activities, which were insignificant at that time, and dispose of our remaining assets and liabilities, which we did in early 1997. Accordingly, following the formation, NSI, LLC and InfoTouch were shell holding companies for their investments in RealSelect.

   Reorganization of Holding Structure. Under the formation agreements of RealSelect, the reorganization of the initial holding structure was provided for at an unspecified future date. On February 4, 1999, NSI stockholders entered into a non-substantive share exchange with and were merged into InfoTouch. In addition, LLC was merged into InfoTouch. We refer to this transaction as the Reorganization. The share exchange lacked economic substance and, therefore, was accounted for at historical cost. We (InfoTouch) changed our corporate name to Homestore.com, Inc. in August 1999.

   Our historical consolidated financial statements reflect the results of operations of Homestore.com, Inc., formerly InfoTouch. For the three and nine months ended September 30, 1998, and through the Reorganization on February 4, 1999, Homestore.com was a holding company whose sole business was managing its investment in RealSelect through LLC. This investment was accounted for under the equity method, and accordingly, Homestore.com did not record the results of operations related to the operating entity, RealSelect, until the Reorganization occurred on February 4, 1999. Prior to February 4, 1999, the results of operations of RealSelect were consolidated by NSI. Thus, all revenues through February 4, 1999, were recorded by NSI. Pro forma financial information that includes a comparison of the results of operations of NSI, LLC, Homestore.com and RealSelect on a combined basis for the three months ended September 30, 1998 and the nine months ended September 30, 1999 and 1998, has been presented to assist investors in evaluating our historical financial performance. A comparison of the historical results of operations of Homestore.com for the three and nine months ended September 30, 1998 has not been presented because the financial position, results of operations and cash flows were insignificant for all periods presented prior to the Reorganization.

   Acquisitions. In March 1998, we acquired The Enterprise of America, Ltd., or The Enterprise, a provider of web hosting services for real estate brokers, for $3.0 million in cash, notes and stock, less assumed liabilities. In July 1998, we acquired MultiSearch Solutions, Inc., or MultiSearch, the initial developer of the HomeBuilder.com web site, for $8.7 million in cash, notes and stock. In June 1999, we acquired SpringStreet for common stock and convertible preferred stock equivalent to an aggregate of 5,309,058 shares of common stock. Each of these acquisitions has been included in the pro forma results of operations as if they occurred on January 1, 1998. In October 1999, we acquired all of the outstanding stock of The Homebuyer's Fair, Inc. and FAS-Hotline, Inc. (collectively referred to as "Homefair"), for $35 million in cash, a $37.5 million note payable, and 250,000 shares of our common stock.

Pro Forma Results of Operations

   The following tables set forth certain pro forma condensed consolidated statement of operations data for the periods indicated and assume that the following transactions occurred at the beginning of each period presented:

  . our acquisition of The Enterprise for 525,000 shares of common stock with an estimated fair value of $525,000, a note payable in the amount of $2.2 million, and $705,000 in cash and other acquisition related expenses;

  . our acquisition of MultiSearch for convertible preferred stock equivalent to 1,625,000 shares of our common stock, with an estimated fair value of $4.8 million, a note payable in the amount of $3.6 million, and $875,000 in cash and other acquisition related expenses;

  . our acquisition of SpringStreet for common stock and convertible preferred stock equivalent to an aggregate of 5,309,058 shares of our common stock, with an estimated fair value of $51.7 million; and

  . the reorganization of our holding company structure as previously described.

                                     For the three         For the nine
                                     months ended          months ended
                                     September 30,         September 30,
                                   -------------------   -------------------
                                     1999       1998       1999       1998
                                   --------   --------   --------   --------
Pro Forma Consolidated Statement
 of Operations Data:
Revenues.......................... $ 18,625   $  4,900   $ 39,990   $ 12,086
Cost of revenues..................    5,897      2,448     15,480      6,390
                                   --------   --------   --------   --------
  Gross profit....................   12,728      2,452     24,510      5,696
Operating expenses:
  Sales and marketing.............   22,574     10,535     57,756     19,903
  Product development.............    1,955      2,083      4,630      4,138
  General and administrative......    7,034      2,250     18,422      5,580
  Amortization of intangible
   assets.........................    3,003      2,813      8,711      8,417
  Stock-based compensation........    5,290     19,278     12,102     19,518
  Litigation settlement...........    8,406        --       8,406        --
                                   --------   --------   --------   --------
  Total operating expenses........   48,262     36,959    110,027     57,556
                                   --------   --------   --------   --------
Loss from operations..............  (35,534)   (34,507)   (85,517)   (51,860)
Interest income, net..............    1,308         75      1,313        299
                                   --------   --------   --------   --------
Net loss.......................... $(34,226)  $(34,432)  $(84,204)  $(51,561)
                                   ========   ========   ========   ========
As a Percentage of Pro Forma
 Revenues:
Revenues..........................      100%       100%       100%       100%
Cost of revenues..................       32         50         39         53
                                   --------   --------   --------   --------
  Gross profit....................       68         50         61         47
Operating expenses:
  Sales and marketing.............      120        215        144        165
  Product development.............       11         43         12         34
  General and administrative......       38         46         46         46
  Amortization of intangible
   assets.........................       16         57         22         70
  Stock-based compensation........       29        393         30        161
  Litigation settlement...........       45        --          21        --
                                   --------   --------   --------   --------
Total operating expenses..........      259        754        275        476
                                   --------   --------   --------   --------
Loss from operations..............     (191)      (704)      (214)      (429)
Interest income, net..............        7          2          3          2
                                   --------   --------   --------   --------
Net loss..........................     (184)%     (702)%     (211)%     (427)%
                                   ========   ========   ========   ========

Pro Forma Three Months Ended September 30, 1999 and 1998

 Revenues

   Pro forma revenues increased to $18.6 million for the three months ended September 30, 1999 from $4.9 million for the three months ended September 30, 1998. The growth in revenues was primarily driven by an increase in the number of subscribers on the Homestore.com network and increased advertising revenue related to an overall rise in our site traffic, as well as several sponsorship agreements signed during the quarter, including the Norwest Alliance Agreement which was signed in August. The number of professional subscribers on our family of web sites grew by more than 10,000 during the quarter, representing an increase of 117% over September 30, 1998.

 Cost of Revenues

   Pro forma cost of revenues increased to $5.9 million for the three months ended September 30, 1999 from $2.4 million for the three months ended September 30, 1998. The increase was due primarily to our overall increased sales volume and increased activity during the three months ended September 30, 1999 as compared to the three months ended September 30, 1998. Our pro forma gross margin for the quarter was 68%, up from 50% for the same quarter in 1998. We anticipate continuing increases in cost of revenues in absolute dollars as our revenues increase. We also expect that cost of revenues in absolute dollars will increase as we continue to make investments to increase the capacity and speed of our family of web sites.

 Operating Expenses

   Sales and marketing. Pro forma sales and marketing expenses increased to $22.6 million for the three months ended September 30, 1999 from $10.5 million for the three months ended September 30, 1998. The increase was primarily attributable to a significant increase in costs associated with Internet portal distribution and marketing and listing agreements which we entered into throughout 1998. The increase was also due to the significant growth of our direct sales force since the third quarter of 1998, resulting in increased salaries and commissions and related travel and entertainment expenses. Increased sales volume also contributed to an increase in sales related collateral materials. Increases in advertising, promotional material and trade show expenses also contributed to the increase. We expect to significantly increase the absolute dollar amount of spending in sales and marketing activities over the next year in an effort to drive consumer traffic to our family of web sites and to increase brand awareness.

   In addition, in the nine months ended September 30, 1999, we recorded the $6.0 million difference between the deemed fair value of the stock sold in connection with our Broker Gold program and the price paid as deferred compensation. We are amortizing this amount ratably over the two-year term of the Broker Gold agreements, resulting in a non-cash charge of $750,000 for the three months ended September 30, 1999.

   In connection with entering into a distribution agreement with America Online, Inc. in April 1998, we issued warrants to purchase 792,752 shares of our common stock at a weighted average exercise price of $7.21 per share. We incurred a total charge of $12.6 million which is being amortized to sales and marketing expense over the remaining term of the distribution agreement, approximately two years. The non-cash charges for these warrants totaled approximately $1.4 million for the three months ended September 30, 1999.

   Product development. Pro forma product development expenses decreased to $2.0 million for the three months ended September 30, 1999 from $2.1 million for the three months ended September 30, 1998. Product development expenses for the three months ended September 30, 1999 include costs associated with the launch of Remodel.com. Product development expenses for the three months ended September 30, 1998 consist mainly of site development costs for REALTOR.com. We believe that a significant level of product development activity and expense is required in order to remain competitive with new and existing web sites. Accordingly, we anticipate that we will continue to devote substantial resources to product development and that the absolute dollar amount of these costs will increase in future periods.

   General and administrative. Pro forma general and administrative expenses increased to $7.0 million for the three months ended September 30, 1999 from $2.2 million for the three months ended September 30, 1998. The increase was primarily due to hiring key management personnel and increased staffing levels required to support our significant growth, expanded operations and infrastructure as a public company. Facility costs associated with our new corporate office also increased. We expect general and administrative expenses to increase in absolute dollars as we continue to expand our administrative infrastructure to support the anticipated growth of our business, including costs associated with being a public company.

   Amortization of intangible assets. Pro forma amortization of intangible assets was $3.0 million for the three months ended September 30, 1999 as compared to $2.8 million for the three months ended September 30, 1998.

 Stock-based compensation.

   Stock Options. In connection with the grant of stock options to employees during 1997 and 1998 and the nine months ended September 30, 1999, we recorded aggregate deferred compensation of approximately $23.9 million. This deferred compensation represented the difference between the deemed fair value of our common stock for accounting purposes and the exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options, generally four years.

   Stock. In August 1998, we sold convertible preferred stock equivalent to 8,320,245 shares of common stock at a purchase price of $4.80 per share and 8,369,955 shares of common stock at a purchase price of $1.26 per share. We incurred a charge of $18.9 million which represents the difference between the deemed fair value of the stock and the price paid by the investors as stock-based compensation in 1998.

   Warrants. In February 1999, we closed a private equity offering to real estate brokers under our Broker Gold program. We also issued warrants to purchase up to 358,315 shares of our common stock with an exercise price of $20 per share. All warrants issued are fully vested, non-forfeitable and are immediately exercisable. We incurred a charge of approximately $4.1 million which is being recognized as expense over the remaining term of the initial two year Broker Gold program agreements. The non-cash charge for these warrants totaled approximately $460,000 for the three months ended September 30, 1999.

   During the third quarter of 1999, we issued warrants to purchase 892,192 shares of common stock at a weighted average price of $20 per share to Multiple Listing Services ("MLS") that agreed to provide their real estate listings to us for publication on the Internet on a national basis. All warrants issued are fully vested, non-forfeitable and are immediately exercisable. We incurred a total charge of approximately $10.4 million which is being recognized as expense over the term of the applicable MLS agreement, approximately one to two years. The non-cash charge for these warrants totaled approximately $1.4 million for the three months ended September 30, 1999.

   In August 1999, in exchange for entering into an advertising agreement with Norwest Mortgage, we issued it a warrant to purchase 500,000 shares of our common stock at an exercise price of $20.00 per share. This warrant issued is fully vested, non-forfeitable and is immediately exercisable. We incurred a charge of approximately $3.5 million which is being recognized over the term of the agreement. The non-cash charge for this warrant totaled approximately $290,000 for the three months ended September 30, 1999.

   In the future, we may offer up to 425,000 warrants to the Broker Gold program members who elect to renew their existing listing agreements with us after their original two year term expires. The broker must also maintain a minimum number of property listings as well as continue to hold our securities. If issued, these warrants would have an exercise price based upon the average of the closing market price of the common stock for the ten trading days preceding the date which is one day before the warrant is issued. We would recognize the fair value of the warrants, when issued, as expense over the two year term of the renewed agreement. This could result in Homestore.com incurring substantial additional non-cash charges in the future.

   Litigation Settlement. On October 22, 1999, we announced a settlement with Cendant Corporation of the pending litigation that was previously discussed in our Prospectus. As part of the settlement, Cendant received 250,000 shares of our common stock and agreed to take various actions to reaffirm various alliance agreements. We incurred a non-cash charge of $8.4 million in connection with the issuance of the 250,000 shares of our common stock in the three months ended September 30, 1999.

 Interest Income, Net

   Pro forma interest income consists of earnings on our cash and cash equivalents net of imputed interest expense on the notes payable issued in connection with our acquisitions of The Enterprise and MultiSearch. Interest income increased to $1.3 million for the three months ended September 30, 1999 from $75,000 for the three months ended September 30, 1998. The increase was primarily due to interest income earned on a higher average cash balances as a result of our IPO proceeds.

 Income Taxes

   As a result of operating losses and our inability to recognize a benefit from our deferred tax assets, we have not recorded a provision for income taxes for the nine months ended September 30, 1999 and 1998. As of December 31, 1998, we had $36.7 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2007. We have provided a full valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, due to the likelihood that we may not generate sufficient taxable income during the carry-forward period to utilize the net operating loss carryforwards.

Pro Forma Nine Months Ended September 30, 1999 and 1998

 Revenues

   Pro forma revenues increased to $40.0 million for the nine months ended September 30, 1999 from $12.1 million for the nine months ended September 30, 1998. The increase was primarily due to growth across our business, including the number of agent and broker web site home pages sold and sponsorships, including the Norwest Alliance agreement signed in August 1999. Banner advertising revenues also increased primarily as a result of increased traffic to our web sites in the first nine months of 1999 as compared to the first nine months of 1998.

 Cost of Revenues

   Pro forma cost of revenues increased to $15.5 million for the nine months ended September 30, 1999 from $6.4 million for the nine months ended September 30, 1998. The increase was due primarily to our overall increased sales volume and increased activity during the first nine months of 1999 as compared to the first nine months of 1998. Our pro forma gross margin for the nine months ended September 30, 1999 was 61%, up from 47% for the same period in 1998. We anticipate continuing increases in cost of revenues in absolute dollars as our revenues increase. We also expect that cost of revenues will increase as we continue to make investments to increase the capacity and speed of our family of web sites.

 Operating Expenses

   Sales and marketing. Pro forma sales and marketing expenses increased to $57.8 million for the nine months ended September 30, 1999 from $19.9 million for the nine months ended September 30, 1998. The increase was primarily attributable to a significant increase in costs associated with Internet portal distribution and marketing and listing agreements which we entered into throughout 1998. The increase was also due to the significant growth of our direct sales force in the third and fourth quarters of 1998, resulting in increased salaries and commissions and related travel and entertainment expenses. Increased sales volume also contributed to an increase in sales related collateral materials. Increases in advertising, promotional material and trade show expenses also contributed to the increase. We expect to significantly increase the absolute dollar amount of spending in sales and marketing activities over the next year in an effort to drive consumer traffic to our family of web sites and to increase brand awareness.

   In addition, in the nine months ended September 30, 1999, we recorded the $6.0 million difference between the deemed fair value of the stock sold in connection with our Broker Gold program and the price paid as pro forma deferred compensation. We are amortizing this amount ratably over the two-year term of the Broker Gold agreements, resulting in a non-cash charge of $2.0 million for the nine months ended September 30, 1999.

   In connection with entering into a distribution agreement with America Online in April 1998, we issued warrants to purchase 792,752 shares of our common stock at a weighted average exercise price of $7.21 per share. We incurred a total charge of $12.6 million which is being amortized to sales and marketing expense over the remaining term of the distribution agreement, approximately two years. The non-cash charge for these warrants totaled approximately $1.5 million for the nine months ended September 30, 1999.

   Product development. Pro forma product development expenses increased to $4.6 million for the nine months ended September 30, 1999 from $4.1 million for the nine months ended September 30, 1998. The increase was primarily due to costs associated with the launch of Remodel.com, including salaries and related expenses for staff, as well as contracted services. We believe that a significant level of product development activity and expense is required in order to remain competitive with new and existing web sites. Accordingly, we anticipate that we will continue to devote substantial resources to product development and that the absolute dollar amount of these costs will increase in future periods.

   General and administrative. Pro forma general and administrative expenses increased to $18.4 million for the nine months ended September 30, 1999 from $5.6 million for the nine months ended September 30, 1998. The increase was primarily due to hiring key management personnel and increased staffing levels required to support our significant growth and expanded operations and infrastructure as a public company. Facility costs associated with our new corporate office also increased. We expect general and administrative expenses to increase in absolute dollars as we continue to expand our administrative infrastructure to support the anticipated growth of our business, including costs associated with being a public company.

   Amortization of intangible assets. Pro forma amortization of intangible assets was $8.7 million for the nine months ended September 30, 1999 as compared to $8.4 million for the nine months ended September 30, 1998.

 Stock-based compensation.

   Stock Options. In connection with the grant of stock options to employees during 1997 and 1998 and the nine months ended September 30, 1999, we recorded aggregate deferred compensation of approximately $23.9 million. This deferred compensation represented the difference between the deemed fair value of our common stock for accounting purposes and the exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options, generally four years.

   Stock. In August 1998, we sold convertible preferred stock equivalent to 8,320,245 shares of common stock at a purchase price of $4.80 per share and 8,369,955 shares of common stock at a purchase price of $1.26 per share. We incurred a charge of $18.9 million which represents the difference between the deemed fair value of the stock and the price paid by the investors as stock-based compensation in 1998.

   Warrants. In February 1999, we closed a private equity offering to real estate brokers under our Broker Gold program. We also issued warrants to purchase up to 358,315 shares of our common stock with an exercise price of $20 per share. All warrants issued are fully vested, non-forfeitable and are immediately exercisable. We incurred a charge of approximately $4.1 million which is being recognized as expense over the remaining term of the initial two year Broker Gold program agreements. The non-cash charges for these warrants totaled approximately $2.0 million for the nine months ended September 30, 1999.

   During the third quarter of 1999, we issued warrants to purchase 892,192 shares of common stock at a weighted average price of $20 per share to Multiple Listing Services ("MLS") that agreed to provide their real estate listings to us for publication on the Internet on a national basis. All warrants issued are fully vested, non-forfeitable and are immediately exercisable. We incurred a total charge of approximately $10.4 million which is being recognized as expense over the term of the applicable MLS agreement, approximately one to two years. The non-cash charge for these warrants totaled approximately $1.4 million for the nine months ended September 30, 1999.

   In August 1999, in exchange for entering into an advertising agreement with Norwest Mortgage, we issued it a warrant to purchase 500,000 shares of our common stock at an exercise price of $20.00 per share. This warrant issued is fully vested, non-forfeitable and is immediately exercisable. We incurred a charge of approximately $3.5 million which is being recognized over the term of the agreement. The non-cash charge for this warrant totaled approximately $290,000 for the nine months ended September 30, 1999.

   In the future, we may offer up to 425,000 warrants to the Broker Gold program members who elect to renew their existing listing agreements with us after their original two year term expires. The broker must also maintain a minimum number of property listings as well as continue to hold our securities. If issued, these warrants would have an exercise price based upon the average of the closing market price of the common stock for the ten trading days preceding the date which is one day before the warrant is issued. We would recognize the fair value of the warrants, when issued, as expense over the two year term of the renewed agreement. This could result in Homestore.com incurring substantial additional non-cash charges in the future.

   Litigation Settlement. On October 22, 1999, we announced a settlement with Cendant Corporation of the pending litigation that was previously discussed in our Prospectus. As part of the settlement, Cendant received 250,000 shares of our common stock and agreed to take various actions to reaffirm various alliance agreements. We incurred a non-cash charge of $8.4 million in connection with the issuance of the 250,000 shares of our common stock in the nine months ended September 30, 1998.

 Interest Income, Net

   Pro Forma interest income consists of earnings on our cash and cash equivalents net of imputed interest expense on the notes payable issued in connection with our acquisitions of The Enterprise and MultiSearch. Interest income increased to $1.3 million for the nine months ended September 30, 1999 from $299,000 for the three months ended September 30, 1998. The increase was primarily due to interest income earned on a higher average cash balances as a result of our IPO proceeds.

 Income Taxes

   As a result of operating losses and our inability to recognize a benefit from our deferred tax assets, we have not recorded a provision for income taxes for the nine months ended September 30, 1999 and 1998. As of December 31, 1998, we had $36.7 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2007. We have provided a full valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, due to the likelihood that we may not generate sufficient taxable income during the carry-forward period to utilize the net operating loss carryforwards.

Liquidity and Capital Resources

   Since 1993, we have funded our operations and met our capital expenditure requirements through the sale of equity securities and through cash generated from the sale of our products and services and, to a lesser extent, equipment lease financing. In August 1999, we completed our initial public offering in which we sold

8,050,000 shares of our common stock at a price of $20.00 per share; raising $161.0 million in gross proceeds. The offering proceeds, net of approximately $11.3 million in aggregate underwriters discounts and commissions, were approximately $149.7 million.

   We have had negative cash flows from operating activities since inception. Net cash used in operating activities was $34.7 million for the nine months ended September 30, 1999 and $23.0 million in the comparable prior year period. Net cash used in operating activities in each of these periods was primarily the result of net operating losses and payments required to be made relating to our Internet portal distribution and marketing and listing agreements entered into in 1998. These operating cash outflows were partially offset by increases in accounts payable, accrued liabilities and deferred revenues.

   Net cash provided in investing activities was $7.3 million for the nine months ended September 30, 1999, compared to net cash used of $2.9 million in the comparable prior year period. To date, our investing activities have consisted of purchases of property and equipment, acquisitions and strategic operating agreements. Capital expenditures for property and equipment totaled $3.9 million in 1998 and $2.9 in the nine months ended September 30, 1999. During the nine months ended September 30, 1999, an additional $3.0 million of capital expenditures were funded through an equipment lease financing arrangement. In March 1998 and July 1998, we acquired The Enterprise and MultiSearch, respectively for an aggregate purchase price of $11.7 million, of which $1.6 million represented cash payments.

   Net cash provided by financing activities was $158.6 million for the nine months ended September 30, 1999, and $45.1 million in the comparable prior year period. Cash was provided primarily from net proceeds from the sale of our common and preferred stock. A total of 4.9 million options were exercised in the nine months ended September 30, 1999. We also repurchased shares of our common and preferred stock in 1998 and during the nine months ended September 30, 1999.

   In April 1999, the Company issued convertible preferred stock equivalent to 1,704,775 shares of common stock for $17.0 million.

   On August 11, 1999, the Company issued America Online warrants to purchase up to 107,527 shares of common stock, at an exercise price of $18.60 per share. On August 12, 1999, the warrants were exercised in full, resulting in total proceeds of $2.0 million.

   As of September 30, 1999, we had $144.3 million in cash and cash equivalents. In October 1999, we used $35 million in cash to fund part of the purchase price paid for Homefair. We currently anticipate that our existing cash and cash equivalents and any cash generated from operations will be sufficient to fund our operating activities, capital expenditures and other obligations through at least the next 12 months. However, we may need to raise additional funds in order to fund more rapid expansion, to expand our marketing activities, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary services, businesses or technologies. If we are not successful in generating sufficient cash flow from operations, we may need to raise additional capital through public or private financing, strategic relationships or other arrangements. This additional funding, if needed, might not be available on terms acceptable to us, or at all. Our failure to raise sufficient capital when needed could have a material adverse effect on our business, results of operations and financial condition. If additional funds were raised through the issuance of equity securities, the percentage of our stock owned by our then-current stockholders would be reduced. Furthermore, such equity securities might have rights, preferences or privileges senior to those of our common and preferred stock.

                HISTORICAL FINANCIAL STATEMENTS OF HOMEFAIR AND
                        PRO FORMA FINANCIAL INFORMATION

ACQUISITION OF HOMEFAIR

   On October 31, 1999, Homestore acquired all of the outstanding capital stock of The Homebuyer's Fair, Inc., an Arizona corporation, or HBF, and FAS-Hotline, Inc., an Arizona corporation, or FAS, in exchange for $35.0 million cash, 250,000 shares of Homestore common stock and $37.5 million principal amount, 10.875% secured subordinated promissory notes, due October 31, 2000. HBF and FAS were each 80% owned by Central Newspapers, Inc., an Indiana corporation, and the remaining 20% of the equity of each of HBF and FAS was held by certain of the respective employees and former employees of HBF and FAS and an investment partnership whose general partner was an employee of HBF and FAS. HBF and FAS collectively provide information and services, principally over the Internet and telephone, relating to moving and relocation, which include operating the web site Homefair.com. The cash portion of the acquisition was funded through Homestore's working capital, including proceeds from its initial public offering. Historical financial statements of these companies are included with this supplement, together with pro forma financial information reflecting this acquisition.

                              HOMESTORE.COM, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                             FINANCIAL INFORMATION

                                   Overview

   On February 4, 1999, NetSelect, Inc. ("NSI") was merged with and into Homestore.com, Inc. ("Company" or "Homestore") in a non-substantive share exchange, which was provided for in the agreements governing the formation and operation of RealSelect, Inc. ("RealSelect"), the operating company. The share exchange lacked substance since both the Company and NSI were shell companies for their respective investments in RealSelect, and because the respective underlying ownership interests of the individual investors were unaffected. Accordingly, the non-substantive share exchange was accounted for at historical cost. The share exchange between the Company and NSI is referred to herein as the "Reorganization". This Reorganization was completed solely to simplify the Company's legal structure prior to its initial public offering.

   In March 1998, NSI acquired The Enterprise of America, Ltd. (the "Enterprise") for 525,000 shares of common stock with an estimated fair value of $525,000, a $2.2 million note payable, and $705,000 in cash and other acquisition related expenses. The acquisition has been accounted for as a purchase. The acquisition cost has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values. The excess of purchase consideration over net tangible assets acquired of $3.9 million has been allocated to goodwill and is being amortized on a straight-line basis over five years.

   In July 1998, NSI acquired MultiSearch Solutions, Inc. ("MultiSearch") for convertible preferred stock equivalent to 1,625,000 shares of common stock with an estimated fair value of approximately $4.8 million, a $3.6 million note payable, and $875,000 in cash and other acquisition related expenses. The acquisition has been accounted for as a purchase. The acquisition cost has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values. The excess of purchase consideration over net tangible assets acquired of $9.4 million has been allocated to goodwill and is being amortized on a straight-line basis over five years.

   In June 1999, the Company acquired SpringStreet, Inc. ("SpringStreet") for common stock and convertible preferred stock equivalent to an aggregate of 5,309,058 shares of common stock. The aggregate acquisition cost of $51.7 million was based on terms and preferences of the shares issued in the transaction relative to the value received by the Company in the April 1999 Series G preferred stock financing. The acquisition has been accounted for as a purchase. The acquisition cost has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values. The excess of purchase consideration over net tangible assets acquired of $42.2 million has been allocated to goodwill and is being amortized on a straight-line basis over five years.

   In October 1999, the Company acquired Homebuyer's Fair, Inc. and FAS-Hotline, Inc. (collectively referred to as "Homefair" or "Homefair Group") for $35.0 million in cash, a $37.5 million note payable and 250,000 shares of common stock for a total aggregate purchase price of $83.7 million. The acquisition has been accounted for as a purchase. The acquisition cost has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values. The excess of purchase consideration over net tangible assets acquired of $83.3 million has been allocated to goodwill and is being amortized on a straight-line basis over five years.

   Homestore's unaudited pro forma condensed combined consolidated balance sheet as of September 30, 1999 gives effect to the acquisition of the Homefair Group as if it had occurred on September 30, 1999, by combining the balance sheet of Homefair as of September 30, 1999 with the Company's balance sheet as of the same date.

   Homestore's unaudited pro forma condensed combined consolidated statements of operations for the nine months ended September 30, 1999 and for the year ended December 31, 1998 give effect to the acquisition of the Homefair Group as if it had occurred on January 1, 1998.

   Homestore's unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 1999 and for the year ended December 31, 1998 give effect to the Reorganization and the acquisitions of The Enterprise, MultiSearch, and SpringStreet as if they had occurred on January 1, 1998.

   Homefair Group's unaudited pro forma condensed combined consolidated statements of operations for the nine months ended September 30, 1999 and for the year ended December 31, 1998 give effect to the acquisitions of National School Reporting Services, Inc., FAS-Hotline, Inc. and The Center For Mobility Resources, Inc. as if they had occurred on January 1, 1998. See page 10 for a further description of Homefair Group's pro forma presentation.

   The unaudited pro forma statements of operations are not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of January 1, 1998 and should not be construed as being representative of future operating results.

   The audited historical financial statements of the Company, NSI, The Enterprise, MultiSearch and SpringStreet are included in the Company's prospectus dated August 4, 1999, relating to the Company's initial public offering ("IPO"). The audited historical financial statements of The Homebuyer's Fair, Inc., FAS-Hotline, Inc. and The Center For Mobility Resources, Inc. and National School Services, Inc. are included in this Prospectus Supplement. The unaudited pro forma condensed consolidated financial information presented herein should be read in conjunction with those financial statements and related notes.

                              HOMESTORE.COM, INC.

        UNAUDITED PROFORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1999
                                 (in thousands)

                                   Homestore  Homefair  Adjustments    Pro Forma
                                   ---------  --------  -----------    ---------
              Assets
Current assets:
  Cash and cash equivalents....... $ 144,304  $ 1,199    $(35,000)(1)  $ 110,503
  Accounts receivable, net........    10,320    1,208        (255)(2)     11,273
  Current portion of prepaid dis-
   tribution expense..............    10,461                              10,461
  Deferred royalties..............     3,074                               3,074
  Other current assets............     2,584      272         (89)(3)      2,767
                                   ---------  -------    --------      ---------
Total current assets..............   170,743    2,679     (35,344)       138,078
Prepaid distribution expense......     5,577                               5,577
Property and equipment, net.......     5,167      544                      5,711
Intangible assets, net............    58,521   10,026     (10,026)(4)    141,795
                                                           83,274 (5)
Other assets......................       322                                 322
                                   ---------  -------    --------      ---------
    Total assets.................. $ 240,330  $13,249    $ 37,904      $ 291,483
                                   =========  =======    ========      =========

  Liabilities and Stockholders'
              Equity

Current liabilities:
  Accounts payable................ $   6,228  $   259    $   (255)(2)  $   6,232
  Accrued liabilities.............    19,211      142                     19,353
  Deferred revenue................    13,260                              13,260
  Current portion of note pay-
   able...........................     1,797       12      37,500 (1)     39,309
  Other current liabilities.......              1,398         800 (6)      2,198
                                   ---------  -------    --------      ---------
Total current liabilities.........    40,496    1,811      38,045         80,352
Notes payable.....................     1,333       25                      1,358
Other non-current liabilities.....                 22                         22
                                   ---------  -------    --------      ---------
                                      41,829    1,858      38,045         81,732
                                   ---------  -------    --------      ---------

Stockholders' equity:
  Common stock....................        69                                  69
  Additional paid-in capital......   396,448   12,300     (12,300)(7)    407,698
                                                           11,250 (1)
  Treasury stock..................   (13,676)                            (13,676)
  Notes receivable from stockhold-
   ers............................   (12,965)                            (12,965)
  Deferred stock compensation.....   (45,657)                            (45,657)
  Accumulated deficit.............  (125,718)    (909)        909 (7)   (125,718)
                                   ---------  -------    --------      ---------
    Total stockholders' equity....   198,501   11,391        (141)       209,751
                                   ---------  -------    --------      ---------
    Total liabilities and
     stockholders' equity......... $ 240,330  $13,249    $ 37,904      $ 291,483
                                   =========  =======    ========      =========

 See accompanying Notes to Unaudited Pro Forma Condensed Combined Consolidated
                             Financial Information.

                              HOMESTORE.COM, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                    (in thousands, except per share amounts)

                           Pro Forma   Pr o Forma                Pro Forma
                          Homestore(1) Homefair(2) Adjustments   Combined
                          ------------ ----------- -----------   ---------
Revenues.................   $ 39,990     $5,467         (151)(2) $  45,306
Cost of revenues.........     15,480        736                     16,216
                            --------     ------      -------     ---------
Gross profit.............     24,510      4,731         (151)       29,090
                            --------     ------      -------     ---------
Operating expenses:
  Sales and marketing
   (includes $3,421 in
   non-cash charges for
   Homestore)............     57,756      1,788         (151)(2)    59,393
  Product development....      4,630        395                      5,025
  General and
   administrative........     18,422      1,155                     19,577
  Amortization of
   intangible assets.....      8,711      1,810       (1,810)(4)    21,202
                                                      12,491 (8)
  Stock-based
   compensation..........     12,102                                12,102
  Litigation settlement..      8,406                                 8,406
                            --------     ------      -------     ---------
Total operating
 expenses................    110,027      5,148       10,530       125,705
                            --------     ------      -------     ---------
Loss from operations.....    (85,517)      (417)     (10,681)      (96,615)
Other income (expense),
 net.....................      1,313        (89)      (4,634)(9)    (3,410)
                            --------     ------      -------     ---------
Net loss.................   $(84,204)    $ (506)     (15,315)    $(100,025)
                            ========     ======      =======     =========
Basic and diluted net
 loss per share..........   $  (1.41)                            $   (1.67)
                            ========                             =========
Shares used to calculate
 basic and diluted net
 loss per share..........     59,664                                59,914 (10)
                            ========                             =========

--------
(1) See page 41 for a full disclosure of Homestore's unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 1999.

(2) See page 45 for a full disclosure of Homefair's unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 1999.


 See accompanying Notes to Unaudited Pro Forma Condensed Combined Consolidated
                             Financial Information.

                              HOMESTORE.COM, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1998
                   (in thousands, except per share amounts)

                            Pro Forma    Pro Forma                Pro Forma
                           Homestore(1) Homefair(2) Adjustments   Combined
                           ------------ ----------- -----------   ---------
Revenues.................    $ 19,125     $ 3,998                 $  23,123
Cost of revenues.........       9,530         603                    10,133
                             --------     -------     -------     ---------
Gross profit.............       9,595       3,395                    12,990
                             --------     -------     -------     ---------
Operating expenses:
  Sales and marketing....      32,787       1,773                    34,560
  Product development....       5,252         333                     5,585
  General and
   administrative........       9,241       2,367                    11,608
  Amortization of
   intangible assets.....      11,242       2,415      (2,415)(4)    27,897
                                                       16,655 (8)
  Stock-based
   compensation..........      20,455                                20,455
                             --------     -------     -------     ---------
Total operating
 expenses................      78,977       6,888      14,240       100,105
                             --------     -------     -------     ---------
Loss from operations.....     (69,382)     (3,493)    (14,240)      (87,115)
Other income (expense),
 net.....................         340        (252)     (6,178)(9)    (6,090)
                             --------     -------     -------     ---------
Net loss.................     (69,042)     (3,745)    (20,418)      (93,205)
Repurchase of convertible
 preferred stock.........      (7,727)                               (7,727)
                             --------     -------     -------     ---------
Net loss applicable to
 common stockholders.....    $(76,769)    $(3,745)    (20,418)    $(100,932)
                             ========     =======     =======     =========
Basic and diluted net
 loss per share
 applicable to common
 stockholders ...........    $  (1.79)                            $   (2.33)
                             ========                             =========
Shares used to calculate
 basic and diluted net
 loss per share
 applicable to common
 stockholders............      43,001                                43,251(10)
                             ========                             =========

--------
(1) See pages 42 for a full disclosure of Homestore's unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1998.

(2) See pages 46 for a full disclosure of HomeFair's unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1998.


 See accompanying Notes to Unaudited Pro Forma Condensed Combined Consolidated
                            Financial Information.

                              HOMESTORE.COM, INC.

         NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                             FINANCIAL INFORMATION

   Pro forma adjustments reflect the following in the unaudited pro forma condensed combined consolidated balance sheet and statements of operations:

(1) Issuance of 250,000 shares of common stock, $35 million in cash and a $37.5 million note payable

(2) Elimination of intercompany accounts receivable, accounts payable, revenues and expenses

(3)  Valuation allowance related to Homefair's deferred tax assets

(4)  Elimination of Homefair's intangible assets and related amortization

(5) Preliminary allocation of the excess purchase consideration over the fair value of net tangible assets acquired

(6)  Estimated acquisition costs

(7) Elimination of Homefair's stockholders' equity, including additional paid-in capital

(8)  Amortization of goodwill

(9) Reduction in interest income related to cash paid as part of the purchase price, net of an increase in interest expense related to interest on the note issued in connection with the acquisition

(10) Additional weighted average shares used in the calculation of pro forma basic and diluted net loss per share applicable to common stockholders reflect the issuance of 250,000 shares of common stock as part of the Homefair purchase consideration as if they been issued on January 1, 1998

                              HOMESTORE.COM, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                    (in thousands, except per share amounts)

                                                          Pro Forma                               Pro
                         Homestore    NSI    Adjustments  Homestore  SpringStreet Adjustments    Forma
                         ---------  -------  -----------  ---------  ------------ -----------   --------
Revenues................ $ 35,211   $ 2,433    $   --     $ 37,644     $  2,346     $    --     $ 39,990
Cost of revenues........   13,007       798                 13,805        1,675                   15,480
                         --------   -------    ------     --------     --------     -------     --------
Gross profit............   22,204     1,635        --       23,839          671          --       24,510
                         --------   -------    ------     --------     --------     -------     --------
Operating expenses:
  Sales and marketing
   (includes $3,421 in
   non-cash charges for
   Homestore)...........   48,186     4,064                 52,250        5,506                   57,756
  Product development...    3,322       174                  3,496        1,134                    4,630
  General and
   administrative.......   12,953     1,053                 14,006        4,416                   18,422
  Amortization of
   intangible assets....    4,313       261                  4,574                    4,137 (1)    8,711
  Stock-based
   compensation.........    9,290       569                  9,859        2,243                   12,102
  Litigation
   settlement...........    8,406                            8,406                                 8,406
                         --------   -------    ------     --------     --------     -------     --------
Total operating
 expenses...............   86,470     6,121                 92,591       13,299       4,137      110,027
                         --------   -------    ------     --------     --------     -------     --------
Loss from operations....  (64,266)   (4,486)               (68,752)     (12,628)     (4,137)     (85,517)
Other income (expense),
 net....................    1,274        (5)                 1,269           44                    1,313
                         --------   -------    ------     --------     --------     -------     --------
Net loss................  (62,992)   (4,491)               (67,483)     (12,584)     (4,137)     (84,204)
Accretion of redemption
 value and dividends on
 convertible-preferred
 stock..................  (1,846)      (207)    2,053(2)
                         --------   -------    ------     --------     --------     -------     --------
Net loss applicable to
 common stockholders.... $(64,838)  $(4,698)   $2,053     $(67,483)    $(12,584)    $(4,137)    $(84,204)
                         ========   =======    ======     ========     ========     =======     ========
Historical basic and
 diluted net loss per
 share applicable to
 common stockholders.... $ (2.06)
                         ========
Shares used in the
 calculation of
 historical basic and
 diluted net loss per
 share applicable to
 common stockholders....   31,421
                         ========
Pro forma basic and
 diluted net loss per
 share applicable to
 common stockholders....                                                                        $  (1.41)
                                                                                                ========
Shares used in the
 calculation of pro
 forma basic and diluted
 net loss per share
 applicable to common
 stockholders...........                                                                          59,664 (3)
                                                                                                ========

 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Information.

                              HOMESTORE.COM, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1998
                    (in thousands, except per share amounts)

                                                Adjust-    Pro Forma                                      Adjust-       Pro
                            Homestore   NSI      ments     Homestore  Enterprise MultiSearch SpringStreet  ments       Forma
                            --------- --------  -------    ---------  ---------- ----------- ------------ -------     --------
Revenues...............      $   --   $ 15,003  $  --      $ 15,003      $969      $2,054      $ 1,099    $   --      $ 19,125
Cost of revenues.......                  7,338                7,338       524         947          721                   9,530
                             -------  --------  ------     --------      ----      ------      -------    -------     --------
Gross profit...........          --      7,665     --         7,665       445       1,107          378        --         9,595
                             -------  --------  ------     --------      ----      ------      -------    -------     --------
Operating expenses:
 Sales and marketing...                 25,560               25,560       174         544        6,509                  32,787
 Product development...                  4,139                4,139                    24        1,089                   5,252
 General and
  administrative.......            3     6,929                6,932       274         457        1,578                   9,241
 Amortization of
  intangible assets....                  1,893                1,893                                         9,349 (1)   11,242
 Stock-based
  compensation.........                 20,455               20,455                                                     20,455
                             -------  --------  ------     --------      ----      ------      -------    -------     --------
Total operating expenses..         3    58,976               58,979       448       1,025        9,176      9,349       78,977
                             -------  --------  ------     --------      ----      ------      -------    -------     --------
Loss from operations...           (3)  (51,311)             (51,314)       (3)         82       (8,798)    (9,349)     (69,382)
Other income (expense),
 net...................                    343                  343       (32)        (24)         207       (154)(4)      340
                             -------  --------  ------     --------      ----      ------      -------    -------     --------
Net loss...............           (3)  (50,968)             (50,971)      (35)         58       (8,591)    (9,503)     (69,042)
Accretion of redemption
 value and dividends on
 convertible preferred
 stock.................                 (1,659)  1,659(2)       --                                                         --
Repurchase of
 convertible preferred
 stock.................                 (7,727)              (7,727)                                                    (7,727)
                             -------  --------  ------     --------      ----      ------      -------    -------     --------
Net loss applicable to
 common stockholders...      $    (3) $(60,354) $1,659     $(58,698)     $(35)     $   58      $(8,591)   $(9,503)    $(76,769)
                             =======  ========  ======     ========      ====      ======      =======    =======     ========
Historical basic and
 diluted net loss per
 share applicable to
 common stockholders...      $   --
                             =======
Shares used in the
 calculation of
 historical basic and
 diluted net loss per
 share applicable to
 common stockholders...        9,173
                             =======
Pro forma basic and
 diluted net loss per
 share applicable to
 common stockholders...                                                                                               $  (1.79)
                                                                                                                      ========
Shares used in the
 calculation of pro
 forma basic and
 diluted net loss per
 share applicable to
 common stockholders...                                                                                                 43,001 (3)
                                                                                                                      ========


 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Information.

                              HOMESTORE.COM, INC.

                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED FINANCIAL INFORMATION

   Pro forma adjustments reflect the following in the unaudited pro forma condensed consolidated statements of operations:

(1) Amortization of goodwill in connection with the following acquisitions:

                                                  Nine months ended  Year ended
                                                    September 30,   December 31,
                                                        1999            1998
                                                  ----------------- ------------
     Enterprise..................................      $   --          $  188
     MultiSearch.................................          --             934
     SpringStreet................................       4,137           8,227

(2) Elimination of the accretion of redemption value and dividends on convertible preferred stock resulting from the assumed conversion of the Company's preferred stock into common stock in connection with the IPO.

(3) Additional weighted average shares used in the calculation of pro forma basic and diluted net loss per share applicable to common stockholders reflect the following, as if they been issued as of January 1, 1998, except for preferred stock that was not issued in connection with an acquisition. For this preferred stock, the weighted average shares reflect the preferred stock as if it had been issued as of January 1, 1998, or the date of issuance, if later:

                                                 Nine months ended  Year ended
                                                   September 30,   December 31,
                                                       1999            1998
                                                 ----------------- ------------
     Enterprise acquisition....................           --             525
     MultiSearch acquisition...................           --           1,625
     SpringStreet acquisition..................        4,587           4,587
     NSI Reorganization........................        2,080           5,823
     Conversion of preferred stock in connec-
      tion with IPO............................       17,659          17,351
     Conversion of NAR's RealSelect shares into
      Homestore.com shares.....................        3,917           3,917

(4) Reduction in interest income related to cash paid for The Enterprise and MultiSearch acquisitions, net of an increase in interest expense related to interest imputed on the non-interest bearing notes issued in connection with the acquisitions of The Enterprise ($39,000) and MultiSearch ($97,000) from January 1, 1998 to the respective acquisition dates. The notes have been discounted at a discount rate of 10%.

                                HOMEFAIR GROUP

   UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

                                   Overview

   On September 9, 1998, Homefair acquired National School Reporting Services, Inc. ("NSRS") for $6.0 million in cash and other acquisition related expenses. The acquisition was accounted for as a purchase. The acquisition cost has been allocated to the assets acquired and liabilities assumed based on their respective fair values. The excess of purchase consideration over net tangible assets acquired of $7.2 million is being amortized on a straight-line basis over 5 years.

   On April 1, 1999, Homefair acquired FAS-Hotline, Inc. and The Center For Mobility Resources, Inc. (collectively referred to as "FAS") for $4.0 million in cash and 225 shares of common stock, with an estimated fair value of $1.3 million, and other acquisition related expenses. The acquisition was accounted for as a purchase. The acquisition cost has been allocated to the assets acquired and liabilities assumed based on their respective fair values. The excess of purchase consideration over net tangible assets acquired of $4.9 million is being amortized on a straight-line basis over 5 years.

   On October 31, 1999, Homestore acquired of all Homefair's outstanding shares of common stock, at which time Homefair became a wholly-owned subsidiary of Homestore.

   Homefair Group's unaudited pro forma condensed combined consolidated statements of operations for the nine months ended September 30, 1999 and for the year ended December 31, 1998 give effect to the acquisitions of NSRS and FAS as if they had occurred on January 1, 1998.

   The unaudited pro forma condensed combined consolidated statements of operations are not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of January 1, 1998 and should not be construed as being representative of future operating results.

   The audited historical financial statements of Homebuyer's Fair, Inc., NSRS and FAS are included elsewhere in this Prospectus Supplement. The unaudited pro forma condensed combined consolidated financial information presented herein should be read in conjunction with those financial statements and related notes.

                                 HOMEFAIR GROUP

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                                 (in thousands)

                                               Pro Forma
                                Homefair FAS   Homefair  Adjustments  Pro Forma
                                -------- ----  --------- -----------  ---------
Revenues.......................  $5,087  $380   $5,467      $  --      $5,467
Cost of revenues...............     716    20      736                    736
                                 ------  ----   ------      -----      ------
Gross profit...................   4,371   360    4,731         --       4,731
                                 ------  ----   ------      -----      ------
Operating expenses:
  Sales and marketing..........   1,600   188    1,788                  1,788
  Product development..........     291   104      395                    395
  General and administrative...   1,016   139    1,155                  1,155
  Amortization of intangible
   assets......................   1,567          1,567        243 (1)   1,810
                                 ------  ----   ------      -----      ------
Total operating expenses.......   4,474   431    4,905        243       5,148
                                 ------  ----   ------      -----      ------
Loss from operations...........    (103)  (71)    (174)      (243)       (417)
Other expense, net.............    (606)          (606)       (60)(2)     (89)
                                                              577 (5)
                                 ------  ----   ------      -----      ------
Net loss.......................  $ (709) $(71)  $ (780)     $ 274      $ (506)
                                 ======  ====   ======      =====      ======



 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Information.

                                 HOMEFAIR GROUP

  UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1998
                                 (in thousands)

                                                   Pro Forma
                         Homefair  FAS     NSRS    Homefair  Adjustments   Pro Forma
                         -------- ------  -------  --------- -----------   ---------
Revenues................  $2,072  $1,311  $   615   $ 3,998    $    --      $ 3,998
Cost of revenues........     261     189      153       603                     603
                          ------  ------  -------   -------    -------      -------
Gross profit............   1,811   1,122      462     3,395         --        3,395
                          ------  ------  -------   -------    -------      -------
Operating expenses:
  Sales and marketing...     528     610      635     1,773                   1,773
  Product development...     133      27      173       333                     333
  General and
   administrative.......     736     599    1,567     2,902       (535)(3)    2,367
  Amortization of
   intangible assets....     480                        480      1,935 (1)    2,415
                          ------  ------  -------   -------    -------      -------
  Total operating ex-
   penses...............   1,877   1,236    2,375     5,488      1,400        6,888
                          ------  ------  -------   -------    -------      -------
Loss from operations....     (66)   (114)  (1,913)   (2,093)    (1,400)      (3,493)
Other expense, net......    (165)             (10)     (175)      (240)(2)     (252)
                                                                   163 (5)
                          ------  ------  -------   -------    -------      -------
Net loss................    (231)   (114)  (1,923)   (2,268)    (1,477)      (3,745)
Accrued dividends on
 convertible preferred
 stock..................                     (127)     (127)       127 (4)
                          ------  ------  -------   -------    -------      -------
Net loss applicable to
 common stockholders....  $ (231) $ (114) $(2,050)  $(2,395)   $(1,350)     $(3,745)
                          ======  ======  =======   =======    =======      =======


 See accompanying Notes to Unaudited Pro Forma Condensed Combined Consolidated
                             Financial Information.

                                 HOMEFAIR GROUP

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

                      CONSOLIDATED STATEMENT OF OPERATIONS

   Pro forma adjustments reflect the following in the unaudited pro forma condensed consolidated statements of operations:

(1) Amortization of goodwill in connection with the following acquisitions:

                                                  Nine months ended  Year ended
                                                    September 30,   December 31,
                                                        1999            1998
                                                  ----------------- ------------
     FAS.........................................       $243            $975
     NSRS........................................         --             960

(2) Reduction in interest income due to cash paid for FAS and NSRS

(3) Elimination of NSRS's stock-based compensation

(4) Elimination of NSRS's accrued dividends on redeemable convertible preferred stock

(5) Elimination of Homefair's income tax expense

The Homebuyer's Fair, Inc.
Report on Consolidated Financial Statements
For the years ended December 31, 1997 and 1998
 and for the nine months ended September 30, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of The Homebuyer's Fair, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Homebuyer's Fair, Inc. and its subsidiaries (the "Company") at December 31, 1997 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Century City, California
November 22, 1999

                           THE HOMEBUYER'S FAIR, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                December 31,
                                             -------------------  September 30,
                                               1997      1998         1999
                                             -------- ----------  -------------
                                                                   (unaudited)
                   Assets
Current assets:
  Cash and cash equivalents................. $ 96,185 $  469,486   $ 1,198,888
  Accounts receivable, net of allowance for
   doubtful accounts of $4,300 at December
   31, 1997, $99,901 at December 31, 1998,
   and $226,647 at September 30, 1999.......   43,004    235,287     1,208,021
  Deferred tax asset........................   59,296     11,366        88,957
  Due from related party....................       --         --       125,250
  Prepaids and other current assets.........       --     31,088        58,001
                                             -------- ----------   -----------
Total current assets........................  198,485    747,227     2,679,117
Property and equipment, net.................   24,761    183,026       543,486
Goodwill, net...............................       --  6,717,571    10,026,020
                                             -------- ----------   -----------
    Total assets............................ $223,246 $7,647,824   $13,248,623
                                             ======== ==========   ===========

    Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable.......................... $  7,250 $  132,834   $   259,122
  Accrued liabilities.......................       --     81,718       142,075
  Income taxes payable......................   37,289    151,916       803,230
  Deferred rent.............................       --     13,591            --
  Due to related party......................    5,284     21,466       144,454
  Deferred revenue..........................  143,203    380,183       450,049
  Current portion of capital lease
   obligation...............................       --     10,649        11,909
                                             -------- ----------   -----------
Total current liabilities...................  193,026    792,357     1,810,839
Notes payable...............................       --     25,000        25,000
Capital lease obligation....................       --     31,009        21,920
                                             -------- ----------   -----------
                                              193,026    848,366     1,857,759
                                             -------- ----------   -----------
Commitments and contingencies (Note 9)......
Stockholders' equity:
  Common stock, no par value; 2,000 shares
   authorized, issued and outstanding at
   December 31, 1997 and 1998 and September
   30, 1999.................................       --         --            --
  Additional paid-in capital................       --  7,000,000    12,300,000
  Accumulated earnings (deficit)............   30,220   (200,542)     (909,136)
                                             -------- ----------   -----------
    Total stockholders' equity..............   30,220  6,799,458    11,390,864
                                             -------- ----------   -----------
    Total liabilities and stockholders'
     equity................................. $223,246 $7,647,824   $13,248,623
                                             ======== ==========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                           THE HOMEBUYER'S FAIR, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  Year Ended        Nine Months
                                                 December 31,          Ended
                                              -------------------  September 30,
                                                1997      1998         1999
                                              -------- ----------  -------------
                                                                    (unaudited)
Revenues..................................... $635,669 $2,072,165   $5,087,297
Cost of revenues.............................   44,739    261,217      716,193
                                              -------- ----------   ----------
Gross profit.................................  590,930  1,810,948    4,371,104
                                              -------- ----------   ----------
Operating expenses:
  Sales and marketing........................   90,946    528,019    1,599,815
  Product development........................    1,000    132,542      291,350
  General and administrative.................  137,713    736,518    1,015,690
  Amortization of intangible assets..........       --    479,826    1,567,173
                                              -------- ----------   ----------
Total operating expenses.....................  229,659  1,876,905    4,474,028
                                              -------- ----------   ----------
Income (loss) from operations................  361,271    (65,957)    (102,924)
Other income (expense).......................    3,917     (2,248)     (28,498)
                                              -------- ----------   ----------
Income (loss) before income tax..............  365,188    (68,205)    (131,422)
Income tax benefit (expense).................   22,007   (162,557)    (577,172)
                                              -------- ----------   ----------
Net income (loss)............................ $387,195 $ (230,762)  $ (708,594)
                                              ======== ==========   ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                           THE HOMEBUYER'S FAIR, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                      Total
                            Common Stock  Additional              Stockholders'
                            -------------   Paid-In   Accumulated    Equity
                            Shares Amount   Capital     Deficit     (Deficit)
                            ------ ------ ----------- ----------- -------------
Balance at January 1,
 1997......................    --   $ --  $        --  $ (67,194)  $   (67,194)
Reorganization............. 2,000
Distributions..............                             (289,781)     (289,781)
Net income.................                              387,195       387,195
                            -----   ----  -----------  ---------   -----------
Balance at December 31,
1997....................... 2,000     --           --     30,220        30,220
Capital contributions made
 in connection with
 acquisition...............                 7,000,000                7,000,000
Net loss...................                             (230,762)     (230,762)
                            -----   ----  -----------  ---------   -----------
Balance at December 31,
 1998...................... 2,000     --    7,000,000   (200,542)    6,799,458
Capital contributions made
 in connection with
 acquisitions (unaudited)..                 5,300,000                5,300,000
Net loss (unaudited).......                             (708,594)     (708,594)
                            -----   ----  -----------  ---------   -----------
Balance at September 30,
 1999 (unaudited).......... 2,000   $ --  $12,300,000  $(909,136)  $11,390,864
                            =====   ====  ===========  =========   ===========




  The accompanying notes are an integral part of these consolidated financial statements.

                           THE HOMEBUYER'S FAIR, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Year Ended          Nine Months
                                              December 31,            Ended
                                          ----------------------  September 30,
                                            1997        1998          1999
                                          ---------  -----------  -------------
                                                                   (Unaudited)
Cash flows from operating activities:
Net income (loss).......................  $ 387,195  $  (230,762)  $  (708,594)
Adjustments to reconcile net loss to net
 cash provided by (used in) operating
 activities:
Depreciation and amortization...........      4,222       27,750        94,106
Provision for doubtful accounts.........      4,300       95,601       126,746
Deferred rent...........................         --       (2,360)      (13,591)
Amortization of intangible assets.......         --      479,826     1,567,173
Changes in operating assets and
 liabilities, net of acquisitions:
  Accounts receivable...................    (11,695)    (277,905)     (928,039)
  Other assets..........................                 (23,843)      (20,445)
  Deferred income taxes.................    (59,296)      47,930       (77,591)
  Accounts payable and accrued
   liabilities..........................     49,823     (266,954)      816,470
  Deferred revenues.....................    (43,870)    (214,830)       69,866
                                          ---------  -----------   -----------
Net cash provided by (used in) operating
 activities.............................    330,679     (365,547)      926,101
                                          ---------  -----------   -----------
Cash flows from investing activities:
Purchases of property and equipment.....    (20,595)     (26,994)     (241,486)
Acquisition of NSRS, net of cash
 acquired...............................         --   (5,845,400)           --
Acquisition of FAS & CMR, net of cash
 acquired...............................         --           --    (3,940,269)
                                          ---------  -----------   -----------
Net cash used in investing activities...    (20,595)  (5,872,394)   (4,181,755)
                                          ---------  -----------   -----------
Cash flows from financing activities:
Capital contributions from Central
 Newspaper, Inc. .......................         --    7,000,000     4,000,000
Capital distributions...................   (289,781)          --            --
Repayment of note payable...............         --     (405,000)           --
Net proceeds from (payments to) related
 parties................................         --       16,242        (7,115)
Repayment of capital lease obligation...         --           --        (7,829)
                                          ---------  -----------   -----------
Net cash provided by (used in) financing
 activities.............................   (289,781)   6,611,242     3,985,056
                                          ---------  -----------   -----------
Change in cash and cash equivalents.....     20,303      373,301       729,402
Cash and cash equivalents, beginning of
 period.................................     75,882       96,185       469,486
                                          ---------  -----------   -----------
Cash and cash equivalents, end of
 period.................................  $  96,185  $   469,486   $ 1,198,888
                                          =========  ===========   ===========
Supplemental disclosure of non-cash
 investing activities:
Net assets acquired (liabilities
 assumed) in connection with
 acquisitions...........................  $      --  $(1,197,397)  $   424,379
                                          =========  ===========   ===========
Issuance of equity in connection with
 the acquisition of CMR, Inc. ..........  $      --  $        --   $ 1,300,000
                                          =========  ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                          THE HOMEBUYER'S FAIR, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business:

   The Company--The Homebuyer's Fair, Inc. (the "Company") is an Arizona corporation and subsidiary of Central Newspapers, Inc. ("CNI"), a media and information company. The Company provides internet-based relocation-related services and information to individuals who are relocating and to corporations who are relocating employees.

   In September 1998, the Company acquired 100% of National School Reporting Services, Inc.'s ("NSRS") issued and outstanding common stock at which time NSRS became a wholly-owned subsidiary of the Company. NSRS provides internet-based information related to schools across the nation.

   In April 1999, the Company acquired 80% of FAS Hotline, Inc.'s ("FAS") and 100% of The Center for Mobility Resources, Inc.'s ("CMR") issued and outstanding common stock through its parent company, CNI. FAS provides a full range of both domestic and international relocation services and information to both individuals and corporations. The information is compiled and presented in an automated fashion through CMR's web sites.

   Effective October 31, 1999, Homestore.com, Inc. acquired from CNI and minority shareholders all of the Company and its subsidiaries' outstanding shares of common stock, at which time the Company became a wholly-owned subsidiary of Homestore.com, Inc.

2. Summary of Significant Accounting Policies:

   Basis of Presentation--The consolidated financial statements of the Company reflect the financial position, results of operations and cash flows of NSRS from September 10, 1998, and FAS and CMR from April 1, 1999. All intercompany transactions and balances have been eliminated in consolidation.

   Unaudited Interim Financial Information--The interim consolidated financial information of the Company for the nine months ended September 30, 1999 is unaudited. The unaudited interim financial information has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows as of and for the nine months ended September 30, 1999.

   Use of Estimates--The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

   Cash Equivalents--The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of deposits in money market funds.

   Concentration of Credit Risk--Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. The Company's accounts receivable are derived from revenue earned from customers located in the United States. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable.

                          THE HOMEBUYER'S FAIR, INC.

   Revenues generated from one of the Company's customers accounted for 27% of net revenues for the year ended December 31, 1997 and revenues generated from another customer accounted for 12% of net revenues for the year ended December 31, 1998. No customers accounted for more than 10% of net revenues for the nine months ended September 30, 1999 (unaudited). At September 30, 1999 (unaudited), one customer accounted for 13% of net accounts receivable.

   Fair Value of Financial Instruments--The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and notes payable are carried at cost, which approximates their fair values because of the short-term maturity of these instruments and the relatively stable interest rate environment.

   Property and Equipment--Property and equipment are stated at historical cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally five years or less, or the shorter of the lease term or the estimated useful lives of the assets, if applicable.

   Goodwill--Goodwill resulted from the acquisitions of NSRS, FAS and CMR. This goodwill is being amortized on a straight-line basis over the estimated period of benefit of five years (Note 5).

   The Company reviews its long-lived and intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

   Revenue Recognition--The Company sells leads and referrals to companies in the relocation industry services pursuant to short-term contracts. Revenue from leads and referrals is recognized as leads and referrals are delivered. The Company also sells banner advertising pursuant to short-term contracts. Advertising revenue is recognized based upon the lesser of impressions delivered over the total number of guaranteed impressions or ratably in the period in which the advertisement is displayed, provided that no significant company obligations remain and collection of the resulting receivable is probable. Company obligations typically include the guarantee of a minimum number of impressions or times that an advertisement appears in pages viewed by the users of the Company's online properties. Revenues are also derived from the sale of marketing and advertising products and services to real estate agents and brokers. Substantially all of the agent marketing products and services are sold on a monthly, quarterly or annual subscription basis. Accordingly, such revenues are deferred and recognized ratably over the period services are provided.

   Product Development Costs--Product development costs incurred by the Company to develop, enhance, manage, monitor and operate the Company's web sites are expensed as incurred. Costs related to the research and compiling of information for the Company's web sites are expensed as incurred.

   Advertising Expense--Advertising costs are expensed as incurred and totaled $52,823, $88,591 and $481,227 (unaudited) for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999, respectively.

   Income Taxes--Income taxes are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                          THE HOMEBUYER'S FAIR, INC.

   Fiscal Year End--The Company operates under thirteen-week calendar quarters. For financial statement presentation purposes, however, the reporting periods are referred to as ended on the last calendar day of the period. The accompanying consolidated financial statements for the years ended December 31, 1997 and 1998 are for the fifty-two weeks ended December 28, 1997 and December 27, 1998, respectively. The accompanying unaudited consolidated financial statements for the nine-months ended September 30, 1999 are for the thirty-nine weeks ended September 26, 1999.

   Comprehensive Income--Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

   Recent Accounting Pronouncements--In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. The adoption of SOP 98-1 in the first quarter of 1999 did not have a significant impact on the Company's financial position, results of operations or cash flows.

   In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. The adoption of SOP No. 98-5 during the first quarter of 1999 did not have a significant impact on the Company's financial position, results of operations or cash flows.

3. Acquisitions:

   Effective September 9, 1998, the Company acquired all the outstanding shares of NSRS, a Delaware corporation, in exchange for $6,000,000 in cash. This acquisition was funded through the Company's parent, CNI. The transaction has been accounted for as a purchase. The excess of purchase consideration over the net tangible assets acquired of $7,197,397 has been allocated to goodwill and is being amortized on a straight-line basis over five years. The purchase agreement also provides for certain contingent earn-out payments in the event that a predetermined level of earnings is achieved. For the year ended December 31, 1998 and for the nine months ended September 30, 1999 no earn-out payments were earned under the terms of this agreement.

   Effective April 1, 1999, the Company acquired 80% of the outstanding shares of FAS, an Arizona corporation, in exchange for $4,000,000 in cash. This acquisition was funded through the Company's parent, CNI. The transaction has been accounted for as a purchase. The excess of purchase consideration over the net tangible assets acquired of $3,659,792 has been allocated to goodwill and is being amortized on a straight-line basis over five years. The purchase agreement also provides for certain contingent earn-out payments in the event that a predetermined level of earnings is achieved. For the nine months ended September 30, 1999, no earn-out payments were earned under the terms of this agreement.

   Effective April 1, 1999, the Company acquired 100% of the outstanding shares of CMR through the Company's parent, CNI. Prior to this acquisition, CNI had owned 89% of the Company. In exchange for 9% of the Company's equity held by CNI valued at $1,300,000, the Company acquired 100% of CMR. The transaction has been accounted for as a purchase. The excess of purchase consideration over the net tangible assets acquired of $1,215,830 has been allocated to goodwill and is being amortized on a straight-line basis over five years. The

                          THE HOMEBUYER'S FAIR, INC.

purchase agreement also provides for certain contingent earn-out payments in the event that a predetermined level of earnings is achieved. For the nine months ended September 30, 1999, no earn-out payments were earned under the terms of this agreement.

   The following summarized unaudited pro forma financial information assumes the acquisitions of NSRS, FAS and CMR occurred at the beginning of each period:

                                            Year Ended
                                           December 31,        Nine Months Ended
                                       ----------------------    September 30,
                                          1997        1998           1999
                                       ----------  ----------  -----------------
Revenues..............................  2,127,000   3,998,000      5,467,000
Net loss.............................. (4,850,000) (3,908,000)    (1,083,000)

4. Property and Equipment:

   Property and equipment consists of the following:

                                                December 31,
                                              -----------------  September 30,
                                               1997      1998        1999
                                              -------  --------  -------------
                                                                  (unaudited)
Computer equipment........................... $29,915  $125,326    $ 569,781
Furniture and fixtures.......................      --    13,062       19,954
Leasehold improvements.......................      --    36,142       39,361
Equipment under capital lease................      --    41,400       41,400
                                              -------  --------    ---------
                                               29,915   215,930      670,496
Less: Accumulated depreciation including
 capital lease amortization of $0, $3,577,
 and $8,406 at December 31, 1997 and 1998,
 and September 30, 1999 (unaudited),
 respectively................................  (5,154)  (32,904)    (127,010)
                                              -------  --------    ---------
                                              $24,761  $183,026    $ 543,486
                                              =======  ========    =========

5. Goodwill:

  Goodwill consists of the following:

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
                                                                    (Unaudited)
Goodwill--NSRS.......................................  $7,197,397   $ 7,197,397
Goodwill--FAS & CMR..................................          --     4,875,622
                                                       ----------   -----------
                                                        7,197,397    12,073,019
Less: Accumulated amortization.......................    (479,826)   (2,046,999)
                                                       ----------   -----------
                                                       $6,717,571   $10,026,020
                                                       ==========   ===========

                          THE HOMEBUYER'S FAIR, INC.

6. Related-Party Transactions:

   At December 31, 1997 and 1998, the Company owed $5,284 and $21,466, respectively to a company owned by certain stockholders of the Company. This liability resulted from the payment of certain operating expenses on behalf of the Company.

   At September 30, 1999, the Company owed $144,454 (unaudited) to its parent company, CNI. This liability resulted from CNI paying certain database consulting fees on behalf of the Company.

   At September 30, 1999, the Company was owed $125,250 (unaudited) by its parent company, CNI. This receivable resulted from the Company paying for certain expenses on behalf of CNI.

7. Note Payable:

   In connection with the acquisition of NSRS, the Company assumed a $25,000 note payable, which is due and payable on June 30, 2002.

8. Income Taxes:

   The provision for income taxes is comprised of the following:

                                                       December 31, December 31,
                                                           1997         1998
                                                       ------------ ------------
   Current Federal....................................   $(29,868)   $ (91,816)
   Current State......................................     (7,421)     (22,811)
   Deferred Federal...................................     47,496      (38,392)
   Deferred State.....................................     11,800       (9,538)
                                                         --------    ---------
                                                         $ 22,007    $(162,557)
                                                         ========    =========

The following is a summary of deferred tax assets as of December 31, 1997 and 1998:

                                                      December 31, December 31,
                                                          1997         1998
                                                      ------------ ------------
   Deferred tax assets:
   Net operating losses..............................   $    --    $ 2,286,061
   Depreciation and amortization.....................        --        413,349
   Accruals and reserves.............................    59,296        158,173
                                                        -------    -----------
   Total deferred tax assets.........................    59,296      2,857,583
   Less: valuation allowance.........................        --     (2,846,217)
                                                        -------    -----------
                                                        $59,526    $    11,366
                                                        =======    ===========

   As a result of the acquisition of NSRS by the Company, the deferred tax assets and related valuation allowance of NSRS are included in the Company's deferred tax asset balance at December 31, 1998. NSRS has net operating loss ("NOL") carryforwards for federal and state income tax purposes of approximately $5,686,718 which expire beginning in the tax year 2011. Realization of these NOLs and other deferred tax assets is dependent on future earnings of NSRS, if any, the timing and the amount of which are uncertain. Accordingly, based on management's assessment, a valuation allowance, related solely to the NSRS NOLs and deferred tax assets, has been established to reflect these uncertainties. The valuation allowance increased by $0 and $2,846,217 during the years ended December 31, 1997 and 1998, respectively.

                          THE HOMEBUYER'S FAIR, INC.

   The Company was acquired by CNI in October 1997 thereby terminating the Company's Limited Liability Company ("LLC") status. LLCs generally are treated as partnerships for tax purposes and thus income and losses of LLCs flow through to the partners and are taxed on the partners' income tax returns. Following the acquisition, the Company's income and losses were included in CNI's consolidated income tax return.

   The provision for income taxes results in an effective tax rate that differs from the federal statutory rate as a result of the acquisition of the Company by CNI and nondeductible goodwill.

                                                             For the years
                                                           ended December 31,
                                                           -------------------
                                                             1997       1998
                                                           ---------  --------
   Federal statutory provision (benefit).................. $ 130,354  $(26,409)
   State taxes, net of federal benefit....................    (2,847)   21,027
   Permanent differences..................................  (149,514)  167,939
                                                           ---------  --------
                                                           $ (22,007) $162,557
                                                           =========  ========

9. Commitments and Contingencies:

 Operating Leases

   The Company leases certain facilities and equipment under noncancellable operating leases with various expiration dates through 2001. The leases generally contain renewal options and payments that may be adjusted for increases in operating expenses and increases in the Consumer Price Index.

  Future minimum lease payments under these operating leases as of December 31, 1998 are as follows:

     1999.............................................................  $ 47,154
     2000.............................................................    97,426
     2001.............................................................    12,520
                                                                        --------
       Total..........................................................  $157,100
                                                                        ========

   Rental expense for operating leases was $19,327, $29,400 and $63,506 for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999 (unaudited), respectively.

                          THE HOMEBUYER'S FAIR, INC.

   In connection with the acquisition of NSRS, the Company assumed capital leases for certain computer, telephone and copier equipment. The future minimum lease payments under capital leases, (including present value of net minimum lease payments) as of December 31, 1998 are as follows:

   1999..............................................................  $ 16,162
   2000..............................................................    16,162
   2001..............................................................    16,162
   2002..............................................................     3,570
   2003..............................................................       964
                                                                       --------
   Total minimum obligations.........................................    53,020
   Less amounts representing interest................................   (11,362)
                                                                       --------
   Present value of minimum obligations..............................    41,658
   Less current portion..............................................    10,649
                                                                       --------
   Long-term obligations.............................................  $ 31,009
                                                                       ========

 Contingencies

   From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Based on the advice of counsel, management believes that the resolution of these matters will not have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

FAS-Hotline, Inc. & The Center
For Mobility Resources, Inc.
Combined Financial Statements
For the Years Ended December 31, 1997 and 1998
 and for the three months ended March 31, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of FAS-Hotline, Inc. and The Center For Mobility Resources, Inc.

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of FAS-Hotline, Inc. and The Center For Mobility Resources, Inc. (collectively referred to as the "Company") at December 31, 1997 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1997 and 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Century City, California
November 22, 1999

                        FAS-HOTLINE, INC. AND CMR, INC.

                            COMBINED BALANCE SHEETS

                                                    December 31,
                                                  -----------------  March 31,
                                                    1997     1998      1999
                                                  -------- -------- -----------
                                                                    (unaudited)
                     Assets
Current assets:
  Cash........................................... $ 66,171 $105,421  $  59,731
  Accounts receivable, net of allowance for
   doubtful accounts of $10,000 at December 31,
   1997 and 1998, and March 31, 1999.............  108,767   85,046    161,441
  Due from related parties.......................       --   11,430      5,744
  Other current assets...........................       --       --      6,468
                                                  -------- --------  ---------
Total current assets.............................  174,938  201,897    233,384
Property and equipment, net......................  194,712  186,332    213,081
                                                  -------- --------  ---------
    Total assets................................. $369,650 $388,229  $ 446,465
                                                  ======== ========  =========
      Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable............................... $ 20,914 $ 37,758  $  22,467
  Accrued liabilities............................    9,424   19,988      6,486
  Due to related parties.........................    2,041    5,343     10,607
                                                  -------- --------  ---------
Total current liabilities........................   32,379   63,089     39,560
                                                  -------- --------  ---------

Commitments (Note 4).............................
Stockholders' equity:
  Common stock, no par value; 100,000 shares
   authorized, 2,300 shares issued and
   outstanding at December 31, 1997, 1998 and
   March 31, 1999................................       --       --         --
  Additional paid-in capital.....................  122,891  257,891    515,495
  Accumulated earnings (deficit).................  214,380   67,249   (108,590)
                                                  -------- --------  ---------
    Total stockholders' equity...................  337,271  325,140    406,905
                                                  -------- --------  ---------
    Total liabilities and stockholders' equity... $369,650 $388,229  $ 446,465
                                                  ======== ========  =========


    The accompanying notes are an integral part of these combined financial statements.

                        FAS-HOTLINE, INC. AND CMR, INC.

                       COMBINED STATEMENTS OF OPERATIONS

                                                  Year Ended        Three Months
                                                 December 31,          Ended
                                             ---------------------   March 31,
                                               1997        1998        1999
                                             ---------  ----------  ------------
                                                                    (unaudited)
Net revenues................................ $ 681,321  $1,310,842   $ 380,003
Cost of revenues............................    30,880     188,839      19,509
                                             ---------  ----------   ---------
Gross profit................................   650,441   1,122,003     360,494
                                             ---------  ----------   ---------
Operating expenses:
  Sales and marketing.......................   278,323     610,191     188,094
  Product development.......................    36,219      26,780     103,500
  General and administrative................   377,447     598,801     139,602
                                             ---------  ----------   ---------
Total operating expenses....................   691,989   1,235,772     431,196
                                             ---------  ----------   ---------
Net loss.................................... $ (41,548) $ (113,769)  $ (70,702)
                                             =========  ==========   =========



      The accompanying notes are an integral part of these combined financial statements.

                        FAS-HOTLINE, INC. AND CMR, INC.

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                          Retained
                                Common Stock  Additional  Earnings
                                -------------  Paid-In   Accumulated
                                Shares Amount  Capital    (Deficit)    Total
                                ------ ------ ---------- ----------- ---------
Balance at December 31, 1996..  2,300  $ --    $  2,300   $ 275,928  $ 278,228
Distributions.................                              (20,000)   (20,000)
Capital contributions.........                  120,591                120,591
Net loss......................                              (41,548)   (41,548)
                                -----  -----   --------   ---------  ---------
Balance at December 31, 1997..  2,300    --     122,891     214,380    337,271
Distributions.................                              (33,362)   (33,362)
Capital contributions.........                  135,000                135,000
Net loss......................                             (113,769)  (113,769)
                                -----  -----   --------   ---------  ---------
Balance at December 31, 1998..  2,300    --     257,891      67,249    325,140
Distributions (unaudited).....                             (105,137)  (105,137)
Capital contributions
 (unaudited)..................                  257,604                257,604
Net loss (unaudited)..........                              (70,702)   (70,702)
                                -----  -----   --------   ---------  ---------
Balance at March 31, 1999
 (unaudited)..................  2,300  $ --    $515,495   $(108,590) $ 406,905
                                =====  =====   ========   =========  =========


    The accompanying notes are an integral part of these combined financial statements.

                        FAS-HOTLINE, INC. AND CMR, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                                 Year Ended        Three Months
                                                December 31,          Ended
                                             --------------------   March 31,
                                               1997       1998         1999
                                             ---------  ---------  ------------
                                                                   (unaudited)
Cash flows from operating activities:
Net loss...................................  $ (41,584) $(113,769)  $ (70,702)
Adjustments to reconcile net loss to net
 cash provided by (used in) operating
 activities:
Provision for doubtful accounts............     10,000         --          --
Depreciation and amortization..............     56,472    100,610      40,875
Changes in operating assets and
 liabilities:
  Accounts receivable and related party
   receivables.............................    104,092     12,292     (70,709)
  Other current assets.....................         --         --      (6,468)
  Accounts payable and other current
   liabilities.............................     (8,609)    30,710     (23,529)
                                             ---------  ---------   ---------
Net cash provided by (used in) operating
 activities................................    120,371     29,843    (130,533)
                                             ---------  ---------   ---------
Cash flows from investing activities:
Purchases of property and equipment........   (164,293)   (92,231)    (67,624)
                                             ---------  ---------   ---------
Net cash used in investing activities......   (164,293)   (92,231)    (67,624)
                                             ---------  ---------   ---------
Cash flows from financing activities:
Proceeds from capital contributions........    120,591    135,000     257,604
Capital distributions......................    (20,000)   (33,362)   (105,137)
                                             ---------  ---------   ---------
Net cash provided by financing activities..    100,591    101,638     152,467
                                             ---------  ---------   ---------
Change in cash.............................     56,669     39,250     (45,690)
Cash, beginning of period..................      9,502     66,171     105,421
                                             ---------  ---------   ---------
Cash, end of period........................  $  66,171  $ 105,421   $  59,731
                                             =========  =========   =========



    The accompanying notes are an integral part of these combined financial statements.

                        FAS-HOTLINE, INC. AND CMR, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. Business:

   FAS-Hotline, Inc. ("FAS") and The Center for Mobility Resources, Inc. ("CMR") (the "Companies" or "Company") are Arizona corporations that were formed on July 7, 1994 and March 9, 1995, respectively. The Company is a provider of a full range of both domestic and international relocation services, which include cost of living comparisons, homemarketing and selling, homebuying, mortgage information and van line services, and rental property support.

   Effective April 1, 1999, The Homebuyer's Fair, Inc. ("HBF") acquired 100% of CMR's outstanding shares of Common Stock, and Central Newspapers, Inc. ("CNI") (CNI, parent company of HBF) acquired 80% of FAS's outstanding shares of Common Stock, at which time the Companies effectively became wholly owned subsidiaries of HBF and its parent, CNI.

   On October 31, 1999, Homestore.com acquired all of HBF and its subsidiaries' outstanding shares of common stock, at which time the Company became a wholly-owned subsidiary of Homestore.com, Inc.

2. Summary of Significant Accounting Policies:

   Basis of Presentation--The combined financial statements include the accounts of the Companies. All intercompany transactions and balances have been eliminated in combination.

   Unaudited Interim Financial Information--The interim consolidated financial information of the Company for the three months ended March 31, 1999 is unaudited. The unaudited interim financial information has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows as of and for the three months ended March 31, 1999.

   Use of Estimates--The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Concentration of Credit Risk--Financial instruments that potentially subject the Company to a concentration of risk consist of cash and accounts receivable. Cash is deposited with high credit quality financial institutions. The Company's accounts receivable are derived from revenue earned from customers located in the United States. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of its accounts receivable.

   During the years ended December 31, 1997 and 1998 and for the three months ended March 31, 1999 (unaudited) no customers accounted for more than 10% of net revenues or net accounts receivable.

   Property and Equipment--Property and equipment are stated at historical cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally five years or less, or the shorter of the lease term or the estimated useful lives of the assets, if applicable.

   Long-Lived Assets--The Company continually reviews the recoverability of the carrying value of long-lived assets. The Company also reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets to their carrying value. If the

                        FAS-HOTLINE, INC. AND CMR, INC.

carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value, Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

   Revenue Recognition--The primary source of the Company's revenue is derived from the sale of referrals to van lines, mortgage providers and other companies in the real estate and relocation industry. Revenue is recognized as such referrals are made.

   Product Development Costs--Costs related to the research and compiling of cost of living information is expensed as incurred.

   Advertising Expenses--Advertising costs are expensed as incurred and totalled $32,928, $42,168 and $27,009 (unaudited) for the years ended December 31, 1997 and 1998 and for the three months ended March 31, 1999, respectively.

   Income Taxes--Income taxes are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

   Comprehensive Income--Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

   Recent Accounting Pronouncements--In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. The adoption of SOP 98-1 in the first quarter of 1999 did not have a significant impact on the Company's financial position, results of operations or cash flows.

   In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. The adoption of SOP No. 98-5 during the first quarter of 1999 did not have a significant impact on the Company's financial position, results of operations or cash flows.

3. Property and Equipment:

   Property and equipment consists of the following:

                                                   December 31,
                                                -------------------   March 31,
                                                  1997      1998        1999
                                                --------  ---------  -----------
                                                                     (Unaudited)
   Computer equipment.......................... $235,430  $ 312,866   $ 380,490
   Office furniture and fixtures...............   27,794     42,588      42,588
                                                --------  ---------   ---------
                                                 263,224    355,454     423,078
   Less: Accumulated depreciation..............  (68,512)  (169,122)   (209,997)
                                                --------  ---------   ---------
                                                $194,712  $ 186,332   $ 213,081
                                                ========  =========   =========

                        FAS-HOTLINE, INC. AND CMR, INC.

4. Commitments:

   The Company leases its office facility under a three year noncancellable operating lease. The lease contains renewal options and payments that may be adjusted for increases in operating expenses and increases in the Consumer Price Index. Future minimum lease payments under this noncancellable operating lease as of December 31, 1998 are as follows:

     1999.............................................................. $ 50,190
     2000..............................................................   52,426
     2001..............................................................    8,770
                                                                        --------
         Total......................................................... $111,386
                                                                        ========

   Rent expense was $17,506, $31,856 and $8,355 (unaudited) for the years ended December 31, 1997 and 1998, and for the three months ended March 31, 1999, respectively.

5. Related Party Transactions:

   At December 31, 1997 and 1998 and as of March 31, 1999, the Company had an outstanding receivable due from HBF in the amount of $0, 11,430, and $5,744 (unaudited), respectively. This receivable resulted from FAS paying certain operating expenses on behalf of HBF.

   At December 31, 1997 and 1998, and as of March 31, 1999, the Company owed $2,041, $5,343, and $10,607 (unaudited), respectively to HBF. This liability resulted from HBF paying certain operating expenses on behalf of the Company.

   During the year ended December 31, 1998, the Company paid sales commissions to two of the Company's stockholders amounting to $199,907.

   During 1997 and 1998, the Company entered into a consulting agreement with a shareholder of the Company. The agreement provided for an annual fee of $80,000 for management services. Included in general and administrative expenses for 1997 and 1998 are management fees of $80,000, respectively. The contract was cancelled on January 1, 1999.

6. Income Taxes:

   The Companies are Subchapter S corporations for federal and state income tax purposes. In accordance with federal and state provisions, corporate earnings flow through to the stockholders and are taxed at the stockholder level. Deferred income tax assets and liabilities are not considered material to the financial position of the Companies at December 31, 1997 and 1998, and March 31, 1999. The provision for income taxes is comprised of the minimum Arizona franchise tax and is not material for the years ended December 31, 1997 and 1998 and for the three months ended March 31, 1999. Due to the acquisition of the Companies by HBF on April 1, 1999, the Company's Subchapter S status terminated (Note 1).

National School Reporting
Services, Inc.
Report on Financial Statements
For the Year Ended December 31, 1997
 and for the Period from January 1, 1998 through September 9, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of National School Reporting Services, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of National School Reporting Services, Inc. (the "Company") at December 31, 1997 and the results of its operations and its cash flows for the year ended December 31, 1997 and the period from January 1, 1998 to September 9, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Century City, California
November 22, 1999

                    NATIONAL SCHOOL REPORTING SERVICES, INC.

                                 BALANCE SHEET

                                                                  December 31,
                                                                      1997
                                                                  ------------
                             Assets
Current assets:
  Cash........................................................... $     1,797
  Accounts receivable, net of allowance for doubtful accounts of
   $1,978........................................................       3,069
  Prepaid expenses and other current assets......................       4,294
                                                                  -----------
Total current assets.............................................       9,160
                                                                  -----------
Property and equipment, net......................................     230,682
Other assets.....................................................       7,004
                                                                  -----------
    Total assets................................................. $   246,846
                                                                  ===========

     Liabilities, Redeemable Convertible Preferred Stock and
                   Stockholders' Equity Deficit

Current liabilities:
  Accounts payable............................................... $   108,722
  Accrued liabilities............................................      75,541
  Accrued professional fees......................................     124,215
  Due to related party...........................................      67,500
  Deferred revenue...............................................     204,116
  Deferred rent..................................................      20,671
  Current portion of capital lease obligation....................       7,775
                                                                  -----------
Total current liabilities........................................     608,540
Capital lease obligation.........................................      34,690
Note payable.....................................................      25,000
                                                                  -----------
                                                                      668,230
                                                                  -----------

Commitments (Note 9).............................................

Redeemable convertible preferred stock, $0.01 par value; 7,077 shares authorized,
 5,002 issued and outstanding; redemption value of $5,862,024....   5,862,024
                                                                  -----------
Stockholders' deficit:
  Common stock, $0.01 par value, 11,123,934 shares authorized,
   4,166,675 shares issued and outstanding.......................      41,667
  Additional paid-in capital.....................................     190,000
  Note receivable from stockholder...............................     (33,224)
  Accumulated deficit............................................  (6,481,851)
                                                                  -----------
    Total stockholders' deficit..................................  (6,283,408)
                                                                  -----------
    Total liabilities and stockholders' equity................... $   246,846
                                                                  ===========

   The accompanying notes are an integral part of these financial statements.

                    NATIONAL SCHOOL REPORTING SERVICES, INC.

                            STATEMENTS OF OPERATIONS

                                                                   January 1,
                                                     Year Ended   1998 through
                                                    December 31,  September 9,
                                                        1997          1998
                                                    ------------  ------------
Net revenues....................................... $   810,083   $   615,058
Cost of revenues...................................     312,001       153,326
                                                    -----------   -----------
Gross profit.......................................     498,082       461,732
                                                    -----------   -----------
Operating expenses:
  Sales and marketing..............................   1,032,627       634,811
  Product development..............................     584,788       173,298
  General and administrative.......................   1,393,822     1,566,993
                                                    -----------   -----------
Total operating expenses...........................   3,011,237     2,375,102
                                                    -----------   -----------
Loss from operations...............................  (2,513,155)   (1,913,370)
Interest expense, net..............................      11,398         6,206
Other expense......................................      16,840         3,214
                                                    -----------   -----------
Net loss...........................................  (2,541,393)   (1,922,790)
Accrued dividends on redeemable convertible
 preferred stock...................................    (502,904)     (126,944)
                                                    -----------   -----------
Net loss applicable to common stockholders......... $(3,044,297)  $(2,049,734)
                                                    ===========   ===========


    The accompanying notes are an integral part of these financial statements.

                    NATIONAL SCHOOL REPORTING SERVICES, INC

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                          Note
                            Common Stock    Additional Receivable                   Total
                          -----------------  Paid-in      From     Accumulated  Stockholders'
                           Shares   Amount   Capital   Stockholder   Deficit       Deficit
                          --------- ------- ---------- ----------- -----------  -------------
Balances at December 31,
 1996...................  4,166,675 $41,667 $       --  $(33,224)  $(3,437,554)  $(3,429,111)
Accrued stock
 compensation for
 services...............                       190,000                               190,000
Accrued dividends on
 redeemable convertible
 preferred stock........                                              (502,904)     (502,904)
Net loss................                                            (2,541,393)   (2,541,393)
                          --------- ------- ----------  --------   -----------   -----------
Balances at December 31,
 1997...................  4,166,675  41,667    190,000   (33,224)   (6,481,851)   (6,283,408)
Forgiveness of note
 receivable.............                                  33,224                      33,224
Issuance of common stock
 for services...........  1,225,383  12,254    480,173                               492,427
Stock-based compensation
 for options granted....                       535,445                               535,445
Conversion of note
 payable to common
 stock..................    133,334   1,333     48,667                                50,000
Repurchase of preferred
 stock..................                     4,418,778                             4,418,778
Accrued dividends on
 redeemable convertible
 preferred stock........                                              (126,944)     (126,944)
Net loss................                                            (1,922,790)   (1,922,790)
                          --------- ------- ----------  --------   -----------   -----------
Balance at September 9,
 1998...................  5,525,392 $55,254 $5,673,063  $     --   $(8,531,585)  $(2,803,268)
                          ========= ======= ==========  ========   ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                    NATIONAL SCHOOL REPORTING SERVICES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                    January 1,
                                                      Year Ended   1998 Through
                                                     December 31,  September 9,
                                                         1997          1998
                                                     ------------  ------------
Cash flows from operating activities:
Net loss...........................................  $(2,541,393)  $(1,922,790)
Adjustments to reconcile net loss to net cash used
 in operating activities:
Depreciation and amortization......................      437,165        80,949
Deferred rent......................................       (7,080)       (4,720)
Forgiveness of note receivable from stockholder....           --        33,224
Stock-based compensation...........................      190,000     1,027,871
Other non-cash items...............................       11,451        37,500
Changes in operating assets and liabilities:
  Accounts receivable..............................       16,668        (6,910)
  Prepaid expenses and other current assets........        5,826         4,053
  Accounts payable and accrued liabilities.........      106,836       280,405
  Deferred revenues................................     (104,193)      247,694
                                                     -----------   -----------
Net cash used in operating activities..............   (1,884,720)     (222,724)
                                                     -----------   -----------
Cash flows from investing activities:
Purchases of property and equipment................      (33,028)       (2,825)
Proceeds from sale of assets.......................        7,703            --
                                                     -----------   -----------
Net cash used in investing activities..............      (25,325)       (2,825)
                                                     -----------   -----------
Cash flows from financing activities:
Net proceeds from issuance of redeemable preferred
 stock.............................................    1,850,000       350,000
Repayment of capital lease obligations.............       (4,025)       (7,260)
Proceeds from notes payable........................       30,000            --
Repayment of related party notes payable...........      (25,000)      (30,000)
                                                     -----------   -----------
Net cash provided by financing activities..........    1,850,975       312,740
                                                     -----------   -----------
Change in cash.....................................      (59,070)       87,191
Cash, beginning of period..........................       60,867         1,797
                                                     -----------   -----------
Cash, end of period................................  $     1,797   $    88,988
                                                     ===========   ===========
Supplemental disclosure of cash flows activities:
Cash paid during the year for interest.............  $    11,398   $     6,206
                                                     ===========   ===========
Supplemental schedule of non-cash investing and
 financing activities:
Issuance of note payable in exchange for repurchase
 of redeemable convertible preferred stock.........  $        --   $   405,000
                                                     ===========   ===========
Conversion of related party payables into common
 stock.............................................  $        --   $    50,000
                                                     ===========   ===========
Conversion of related party payables into
 redeemable convertible preferred stock............  $        --   $    25,000
                                                     ===========   ===========
Equipment obtained under capital lease obligation..  $    46,490   $        --
                                                     ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                   NATIONAL SCHOOL REPORTING SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. The Company And Summary Of Significant Accounting Policies:

   The Company--National School Reporting Services, Inc. (the "Company"), a Delaware corporation, is a leading provider of school information to the relocation market. Prior to moving, families can obtain school information free on the Company's network of Internet sites or through our network of real estate agents and brokers, who subscribe to the Company's service. Service programs offer selected products and services to enhance the existing relationships between the relocation industry and its customers.

   Effective September 9, 1998, The Homebuyer's Fair, Inc. ("HBF"), an Arizona corporation and a subsidiary of Central Newspapers, Inc. ("CNI"), acquired all of the Company's issued and outstanding shares of common stock, at which time the Company became a wholly-owned subsidiary of HBF.

   Effective October 31, 1999, Homestore.com, Inc. acquired all of HBF and its subsidiaries' outstanding common stock from CNI, at which time HBF became a wholly-owned subsidiary of Homestore.com, Inc.

2. Summary of Significant Accounting Policies:

   Use of Estimates--The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Concentration of Credit Risk--Financial instruments that potentially subject the Company to a concentration risk consist of cash and accounts receivable. Cash is deposited with high credit quality financial institutions. The Company's accounts receivable are derived from revenue earned from customers located in the United States. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable.

   During the year ended December 31, 1997 and for the period from January 1, 1998 through September 9, 1998, no customers accounted for more than 10% of net revenues or net accounts receivable.

   Property and Equipment--Property and equipment are stated at historical cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the shorter of the lease term or the estimated useful lives of the assets, if applicable.

   Long-Lived Assets--The Company continually reviews the recoverability of the carrying value of long-lived assets. The Company also reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

   Revenue Recognition--Revenues are derived from the sale of advertising and marketing products and services to real estate agents and brokers. Substantially all of the agent advertising products and services are sold on a monthly, quarterly or annual subscription basis. Accordingly, revenues are deferred and recognized ratably over the service period, as such services are rendered.

   Product Development Costs--Product development costs incurred by the Company to develop, enhance, manage, monitor and operate the company's websites are expensed as incurred. Costs related to the research, compiling and updating of school information are expensed as incurred.

                   NATIONAL SCHOOL REPORTING SERVICES, INC.

   Advertising Expense--Advertising costs are expensed as incurred and totalled $58,083 during the year ended December 31, 1997 and $20,128 for the period from January 1, 1998 through September 9, 1998.

   Income Taxes--The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the use of the liability method in accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax basis of assets and liabilities using enacted tax rate and laws that are expected to be in effect when the differences are expected to reverse.

   Stock-Based Compensation--The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is recognized over the vesting period based on the difference, if any, on the date of grant between the deemed fair value for accounting purposes of the Company's stock and the exercise price on the date of grant. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18.

   Comprehensive Income--Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

   Recent Accounting Pronouncements--In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. The adoption of SOP 98-1 in the first quarter of 1999 did not have a significant impact on the Company's financial position, results of operations or cash flows.

   In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. The adoption of SOP No. 98-5 during the first quarter of 1999 did not have a significant impact on the Company's financial position, results of operations or cash flows.

3. Related Party Transactions:

   At December 31, 1997 the Company had a note receivable from stockholder in the amount of $33,224. At September 9, 1998, the note was forgiven and recorded as compensation expense.

   On July 1, 1992, the Company obtained a $12,500 note payable from a stockholder which is due and payable on July 31, 2002. This note was issued in connection with a Participation Agreement (see Note 8). During 1998, the note was converted into 25 shares of the Company's redeemable preferred stock (see note 10).

   On November 15, 1992, the Company obtained a $25,000 note payable from a stockholder which is due and payable on November 15, 2002. The note bears interest at a rate of 7.02% per annum. During 1998, the note plus accrued interest was converted into 133,334 shares of the Company's Common Stock (see
Note 10).

   On December 10, 1997, the Company obtained a $30,000 note payable from a stockholder. The note bears interest at a rate of 8% per annum. The principle and interest on this note was paid on February 12, 1998.

                   NATIONAL SCHOOL REPORTING SERVICES, INC.

4. Income Taxes:

   The provision for income taxes results in an effective tax rate that differs from the federal statutory rate primarily due to the establishment of a valuation allowance against the Company's net operating losses and other deferred tax assets.

   The following is a summary of deferred tax assets as of December 31, 1997:

   Deferred tax assets:
     Net operating loss carryforwards.............................. $ 1,657,544
     Accruals and reserves.........................................     158,556
     Other.........................................................     257,156
                                                                    -----------
       Total deferred tax assets...................................   2,073,256
   Less: valuation allowance.......................................  (2,073,256)
                                                                    -----------
     Net deferred tax assets....................................... $        --
                                                                    ===========

   At December 31, 1997, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $4,123,245 which begin to expire in the tax year 2011.

   Realization of net operating losses and deferred tax assets is dependent on future earnings, if any, the timing and the amount of which are uncertain. Accordingly, based on management's assessment, a valuation allowance in an amount equal to the deferred tax assets as of December 31, 1997 has been established to reflect these uncertainties.

5. Property and Equipment:

   Property and equipment consists of the following:

                                                                  December 31,
                                                                      1997
                                                                  ------------
   Equipment under capital lease................................. $    46,490
   Computer equipment and software...............................   1,128,056
   Office furniture and fixtures.................................      37,307
   Leasehold improvements........................................      78,501
                                                                  -----------
                                                                    1,290,354
   Less: accumulated depreciation including capital lease
    amortization of $7,660.......................................  (1,059,672)
                                                                  -----------
                                                                  $   230,682
                                                                  ===========

6. Accrued Liabilities:

   Accrued liabilities consist of the following:

                                                                    December 31,
                                                                        1997
                                                                    ------------
   Accrued payroll and employee benefits...........................   $ 40,144
   Other accrued liabilities.......................................     35,397
                                                                      --------
                                                                      $ 75,541
                                                                      ========

7. Note Payable:

   On July 1, 1992, the Company obtained a $25,000 note payable, which is due and payable on June 30, 2002. This note was issued in connection with a Participation Agreement (see Note 8).

                   NATIONAL SCHOOL REPORTING SERVICES, INC.

8. Participation Agreement:

   On July 1, 1992 the Company entered into Participation Agreements with two individuals ("Participants"). The Participants invested funds to further finance the Company's operations and marketing efforts in exchange for a participation interest in the annual fees paid by real estate agencies in territories as stipulated in the Agreements and a Promissory Note for the investment amount (see Notes 3 and 7).

   Participation interest is calculated based on the number of real estate agencies (new and renewal) at varying rates. Expense related to the participation agreements was $8,586 and $3,672 for the year ended December 31, 1997 and for the period from January 1, 1998 through September 9, 1998, respectively.

   The Agreements are for a period of ten years ending June 30, 2002. In addition, the Agreements include a call provision granting the Company the option of purchasing all of the Participant's participation interest and other rights and terminate all of the Company's obligations at amounts stipulated in the Agreement. During 1998, the Company called the Participation Agreement with a related party (see Note 3). As part of this call, the principal and related participation interest was converted into 25 shares of the Company's Series D Preferred Stock (see Note 10).

9. Commitments:

   On December 1, 1995 the Company entered into a noncancellable five year operating lease. The lease provides free rent for the first six months. In accordance with SFAS No. 13, "Accounting for Leases" the free rent is deferred and recognized over the term of the related lease. The effect of such accounting results in additional cash payments over rent expense of $7,080 and $4,720 for the year ended December 31, 1997 and for the period from January 1, 1998 through September 9, 1998, respectively. Future minimum lease payments under this noncancellable operating lease are $70,850 per year for 1998 through 2000.

   Rent expense was $63,770 for the year ended December 31, 1997 and $48,417 for the period from January 1, 1998 through September 9, 1998.

   During 1997, the Company entered into capital leases for certain computer and telephone equipment totaling $46,490 of capitalized costs.

   The future minimum lease payments under capital leases, (including the present value of net minimum lease payments) as of December 31, 1997 are as follows:

     1998............................................................. $ 13,270
     1999.............................................................   13,270
     2000.............................................................   13,270
     2001.............................................................   13,270
     2002.............................................................      678
                                                                       --------
     Total minimum obligations........................................   53,758
     Less amounts representing interest...............................  (11,293)
                                                                       --------
     Present value of minimum obligations.............................   42,465
     Less current portion.............................................    7,775
                                                                       --------
     Long-term obligations............................................ $ 34,690
                                                                       ========

                   NATIONAL SCHOOL REPORTING SERVICES, INC.

10. Stockholders' Deficit

   The Company has one class of authorized common stock and four series of authorized redeemable convertible preferred stock ("preferred stock").

 Common Stock

   The Company is required to reserve and keep available out of its authorized but unissued shares of common stock such number of shares sufficient to effect the conversion of all outstanding shares of preferred stock and all outstanding common stock warrants, plus shares granted and available for grant under the Company's stock option plan. The amount of such shares of common stock reserved for these purposes is as follows:

                                                     December 31, September 9,
                                                         1997         1998
                                                     ------------ ------------
   Conversion of preferred stock....................   9,038,211   3,110,808
   Outstanding warrants.............................          --   1,077,360
   Outstanding stock options........................      75,758   1,180,796
   Additional shares available for grant under the
    Company's stock option plan.....................   1,496,573     391,535
                                                      ----------   ---------
                                                      10,610,542   5,760,499
                                                      ==========   =========

 Preferred Stock

   As of December 31, 1997 and September 9, 1998, the Company had the following preferred stock outstanding:

                                                       December 31, September 9,
                                                           1997         1998
                                                       ------------ ------------
   Series A, $.01 par value, 2,152 shares authorized,
    2,152 and 238 shares issued and outstanding at
    December 31, 1997 and September 9, 1998,
    respectively.....................................   $2,735,333   $  324,983
   Series B, $.01 par value, 1,000 shares authorized,
    1,000 and 0 shares issued and outstanding at
    December 31, 1997 and September 9, 1998,
    respectively.....................................    1,151,967           --
   Series C, $.01 par value, 3,250 and 2,575 shares
    authorized, 1,550 and 425 shares issued and
    outstanding at December 31, 1997 and September 9,
    1998, respectively...............................    1,674,724      494,269
   Series D, $.01 par value, 675 authorized, 300 and
    675 shares issued and outstanding at December 31,
    1997 and September 9, 1998, respectively.........      300,000      720,937
                                                        ----------   ----------
                                                        $5,862,024   $1,540,189
                                                        ==========   ==========

   Each share of Series A, B, C and D preferred stock is entitled to vote on all matters. Each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock shares could then be converted. The holders of preferred stock, voting as a separate class, elect four members of the Board of Directors.

                   NATIONAL SCHOOL REPORTING SERVICES, INC.

   Each share of preferred stock earns cumulative dividends at a rate of $120 per share per year. These dividends accrue whether or not earned or declared. Additionally, the preferred stock is convertible at the option of the holder into shares of common stock equal to the initial purchase value of preferred shares of $1,000 per share divided by the applicable conversion rate. The conversion rates for the preferred stock at December 31, 1997 and September 9, 1998 were $.7709 for Series A, $.3855 for series B, $.42405 for Series C and $.375 for Series D.

   In addition, each share of preferred stock shall automatically be converted into shares of common stock at the then effective Conversion Rate for such share immediately prior to the consummation of a firmly underwritten public offering of common stock. The Preferred Stock is converted provided that the price per share is not less than $2.313 (subject to appropriate adjustment for stock splits, stock dividends, reclassifications, recapitalizations and the like) and the aggregate gross proceeds to the Company are not less than $20 million.

   Under the terms of the preferred stock agreements, 33% of each series of preferred stock is redeemable on June 30, 2000, 67% is redeemable on June 30, 2001 and 100% is redeemable on June 30, 2002. The redemption price shall be an amount equal to $1,000 per share, plus any unpaid cumulative dividends.

   In February 1998 the Company entered into a Stock Redemption Agreement with certain holders of Preferred Stock. Under this agreement the Company redeemed 1,912 shares of Series A Preferred Stock, 1,000 shares of Series B Preferred Stock and 1,125 shares of Series C Preferred Stock with a redemption value of $4,823,778 in exchange for a note payable of $405,000 and warrants to purchase 1,077,360 shares of Common Stock. The difference between the redemption value of the Series C Preferred Stock and the note payable was recorded as additional paid-in capital. The warrants were issued at an exercise price of $.01 per share and expire on January 20, 2008.

 Stock Option Plan

   Under the 1996 Incentive Stock Plan (the "Plan"), the Company offers options to purchase shares of common stock to employees and consultants. At December 31, 1997, the Company had reserved 1,572,331 shares of common stock for issuance through the Plan.

   The following table summarizes stock option activity and related information:

                                                               Weighted-Average
                                                                Exercise Price
                                                      Shares      per Share
                                                     --------- ----------------
   Outstanding at December 31, 1996.................    75,758      $1.00
     Granted........................................        --         --
     Exercised......................................        --         --
     Canceled.......................................        --         --
                                                     ---------      -----
   Outstanding at December 31, 1997.................    75,758      $1.00
                                                     ---------      -----
     Granted--exercise price less than fair value... 1,105,038      $ .05
     Exercised......................................        --         --
     Canceled.......................................        --         --
                                                     ---------      -----
   Outstanding at September 9, 1998................. 1,180,796      $ .11
                                                     =========      =====
     Options exercisable at December 31, 1997.......    75,758      $1.00
                                                     =========      =====
     Options exercisable at September 9, 1998.......   689,023      $ .16
                                                     =========      =====

                   NATIONAL SCHOOL REPORTING SERVICES, INC.

   Additional information with respect to the outstanding options as of September 9, 1998 is as follows:

                                                                  Options
                                 Options Outstanding            Exercisable
                         ----------------------------------- ------------------
                                   Weighted Average
                                      Remaining     Average            Average
                         Number of   Contractural   Exercise Number of Exercise
   Prices                 Shares         Life        Price    Shares    Price
   ------                --------- ---------------- -------- --------- --------
   $1.00................    75,758        8.0        $1.00      75,758  $1.00
   $.05................. 1,105,796       10.0        $ .05   1,105,796  $ .05

   Compensation expense of $535,445 was recorded for the period ended September 9, 1998 in connection with the grant of stock options, based on the sale price per share of the Company to HBF on that date. No compensation expense was recognized for its stock-based compensation plans for the year ended December 31, 1997.

   If compensation expenses had been recognized based on the fair value of the options at their grant date, in accordance with SFAS 123, the results of operations would have been as follows:

                                                                    January 1,
                                                      Year ended   1998 Through
                                                     December 31,  September 9,
                                                         1997          1998
                                                     ------------  ------------
   Loss applicable to common stock:
     As reported.................................... $(3,044,297)  $(2,049,734)
     Pro forma under FAS 123........................  (3,044,297)   (2,049,734)

   The Company calculated the minimum fair value of each option grant on the date of the grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions:

     Risk-free interest rate.............................................. 4.68%
     Expected lives (in years)............................................    0
     Dividend yield.......................................................    0
     Expected volatility..................................................    0%

   As additional options are expected to be granted in future years and the options vest over several years, the above pro forma results are not necessarily indicative of future pro forma results.